Province of Nova Scotia
(Canada)
This description of the Province of Nova Scotia is dated as of December 11, 2007 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2007.

     This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell- or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION
     This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2007. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance, Deputy Minister of Finance, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.
     The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

     In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 11, 2007 the closing spot rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.0144 See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2007” and “2006-2007” refers to the fiscal year ending March 31, 2007, and unless otherwise indicated, “2006” means the calendar year ended December 31, 2006. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
     In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY
     The information below is qualified in its entirety by the detailed information provided elsewhere in this document.
PROVINCE OF NOVA SCOTIA

	Year Ended December 31
Economy	2002	2003	2004	2005	2006
		(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$27,082	$28,851	$30,014	$31,575	$31,997
Personal Income	23,773	24,437	25,364	26,503	27,527
Capital Expenditures	5,890.2	5,654.1	5,696.9	6,004.9	6,349.7
Annual Increase in Consumer Price Index	3.0%	3.4%	1.8%	2.8%	2.0%
Population by July 1 (in thousands)	935	937	938	936	935
Unemployment Rate	9.6%	9.1%	8.8%	8.4%	7.9%

	Fiscal Year Ended March 31
	Restated	Restated	Restated	Restated
Revenues and Expenses — Consolidated Entity	2003(1)	2004(2)	2005(3)(5)	2006(4)(5)	2007(5)
	(in millions)
Revenues	$5,673.0	$6,056.4	$6,998.3	$7,527.5	$7,952.4
Current Expenses	5,985.0	6,360.4	7,177.7	7,634.1	8,110.6

Deficit from Operations	(312.0)	(304.0)	(179.4)	(106.6)	(158.2)
Net Income from Government Business Enterprises	338.4	333.4	349.5	345.4	340.6

Provincial Surplus / (Deficit) before Unusual Item	26.4	29.4	170.1	238.8	182.4

Unusual Item (6)	1.4	8.7	0.0	0.0	0.0

Provincial Surplus/(Deficit) (7)	$27.8	$38.1	$170.1	$238.8	$182.4

	As at March 31
			Restated	Restated
Public Sector Funded Debt	2003	2004	2005	2006	2007
	(in millions unless otherwise indicated)

Total Provincial Funded Debt	$14,308.8	$13,617.2	$12,461.6	$11,404.4	$11,718.3
Total Guaranteed Debt	426.3	463.7	415.9	418.9	409.6
Total Underlying Debt	16.6	12.7	14.2	18.2	22.6

Total Public Sector Funded Debt	14,751.7	14,093.6	12,891.7	11,841.5	12,150.5
Less: Sinking Funds, Public Debt Retirement Fund	3,445.9	2,919.8	2,599.4	2,094.8	1,906.8

Net Public Sector Funded Debt	$11,305.8	$11,173.8	$10,292.3	$9,746.7	$10,243.7

Per Capita ($)	$12,098.1	$11,931.3	$10,973.1	$10,413.3	$10,955.2
As a Percentage of:
Personal Income	47.6%	45.7%	40.6%	36.8%	37.2%
Gross Domestic Product at Current Market Prices	41.7%	38.7%	34.3%	30.9%	32.0%

(1)	Restated to reflect accounting changes in fiscal year 2003-2004. See “Government Finance — Accounting Changes”.

(2)	Restated to reflect accounting changes in fiscal year 2004-2005. See “Government Finance — Accounting Changes”.

(3)	Restated to reflect accounting changes in fiscal year 2005-2006. See “Government Finance — Accounting Changes”.

(4)	Restated to reflect accounting changes in fiscal year 2006-2007. See “Government Finance — Accounting Changes”.

(5)	For fiscal years 2005, 2006 and 2007, there are recoveries, fees and other charges that were reclassified. For 2002 to 2004, these amounts are netted against expenses, for 2005 to 2007 they are included as revenue. The 2002 to 2004 figures are therefore not directly comparable to the 2005 to 2007 figures.

(6)	Gain on sale of NSRL assets: $1.4 million in fiscal year 2002-2003 and $8.7 million in fiscal year 2003-2004.

(7)	As of August 9 2007, the Province is forecasting a surplus of $115.3 million for fiscal year 2007-08.

MAP

INTRODUCTION
Overview
     The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.
     According to estimates issued by Statistics Canada, the population of Nova Scotia was 934,147 as of July 1, 2007, and represented 2.8% of Canada’s population of 33.0 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the province, had a population of 382,203 as of July 1, 2006. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the province, and is also the location of an important naval base.
Political System
     The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.
     The last Provincial general election was held on June 13, 2006. The Progressive Conservative Party was elected to a minority government and holds 22 seats in the House of Assembly. The official opposition in the House of Assembly is the New Democratic Party with 20 seats. The Liberal party holds 9 seats and there is 1 independent Progressive Conservative member.
     The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.
     The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 308 member House of Commons. Ten Senators represent Nova Scotia in the Senate.
     There are five levels of courts in the province. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the province except those matters or cases expressly excluded by statute. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Family Court is a court of summary procedure with jurisdiction in family matters including maintenance, child protection, child custody and family violence. The Family Court is designated as a Youth Court for hearing matters involving young people aged 12-15 inclusive. The Probate Court has jurisdiction and power to carry out the judicial administration of the estates of deceased persons and to hear and determine all questions, matters and things in relation thereto and necessary for such administration.

Constitutional Framework
     Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.
     The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.
     Under the Constitution, each provincial government has exclusive jurisdiction to regulate:
•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.
     The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:
•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.
     As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An

Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.
     In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.
Current Issues
Current Issues Concerning Native Persons
     The Mi’kmaq are the First Nations peoples of Nova Scotia and are descendants of the aboriginal people who resided in Nova Scotia prior to European contact.
     In 1999, the Supreme Court of Canada delivered two decisions in the case of R. v. Marshall that acknowledge, and at the same time, place limits upon, Mi’kmaq treaty rights to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy — Goods Producing Industries — Fisheries” for further details.
     The Federal Court of Appeal, during the approval process for the Maritimes & Northeast Pipeline, ruled that the National Energy Board (“NEB”) was required to ensure proper participation of Mi’kmaq organizations in its decision-making process respecting its construction and operation. Maritimes & Northeast Pipeline and the Mi’kmaq of Nova Scotia have settled this matter. However, there are pending legal actions against the Province by the Mi’Kmaq respecting: a) claims to aboriginal title to the lands on which the Maritimes & Northeast Pipeline Project is constructed; and b) claims arising out of an alleged failure by government to consult in relation to those lands. These actions have not proceeded beyond the preliminary pleadings stage since the actions were initiated in 1999-2000.
     In February 2007, the Mi’kmaq of Nova Scotia, the Federal Government and the Province signed a Framework Agreement that established a long-term negotiation process to resolve issues pertaining to Mi’kmaq treaty rights, Aboriginal rights and Aboriginal title. The Framework Agreement identifies the issues to be negotiated, goals, procedures and a time-table for negotiations. The first step in the negotiations will be to conduct a preliminary review of each topic and develop the key questions and issues in more detail. This process is currently underway.
Audit of Governance and Control Framework
     In fiscal year 2003-2004, the Province commissioned the firm of Deloitte Touche LLP to conduct an independent audit of the governance and control practices within the Nova Scotia Department of Finance. The objectives for this governance and controls assessment were to provide assurance that the objectives, policies, and procedures are consistent with the Department’s strategic plan; that major risks have been identified and to ensure that controls are in place to minimize risks.
     The Deloitte audit found that significant deficiencies existed with respect to the governance and control within the Nova Scotia Department of Finance. The audit concluded that actions must be taken to correct these deficiencies. The report also stated “fundamental governance structures and critical management controls, based on accepted practices, are not sufficiently in place to support the prudent management of assets. Accordingly, we are unable to provide assurance with respect to the objectives of the audit.” Further it was found that there existed within the current Debt Management Committee a “...lack of approved policies and procedures; and lack of certain competencies necessary to perform their delegated responsibilities.”

     The report contained a number of recommendations pertaining to the governance and control functions within the Department of Finance. The most significant recommendations included the restructuring of the then existing Debt Management Committee into a governance body. This restructuring includes changes to both the role and membership of the Debt Management Committee. The formalization of a comprehensive strategic debt management plan was also a key recommendation of the report.
     It was further found that there existed a need for an independent function within the Department of Finance to monitor and conduct compliance reviews of Liability Management and Treasury Services and Investment Division activities. The recommendation suggested that this function be achieved through the creation of a “Middle Office” to oversee day-to-day control and monitoring of financial transactions.
     The Department of Finance developed action plans to respond to the report’s recommendations. The objective was to adhere to the overall spirit of the Deloitte recommendations where they were consistent with existing Provincial legislation. Additional research was conducted in instances where the recommendations were not specific or were inconsistent with existing Provincial legislation. The actions undertaken include a revamp of the Debt Management Committee (including changes to membership, policies and procedures); revising the Investment Advisory Committee (including changes to policies, procedures and processes). Additional policies such as the Trading and Signing Authority Policy, Conflict of Interest Policy, Statement of Investment Policy and Goals, and the Treasury Management Policy have been approved by the Minister of Finance. A “middle office” function, reporting to senior management, has been established in the Department of Finance.
5970 Audit of the SAP systems deployed by the Provincial Government
     Deloitte Consulting Inc. is contracted by the Corporate Information Systems Division of the Department of Finance to provide a Section 5970 Audit of the SAP systems deployed by the Provincial government. This activity was the result of a recommendation “...that government address the need for an annual service auditor review and reporting on the controls surrounding the SAP infrastructure and related Corporate Information Systems services”.
     The most recent Section 5970 audit was produced for the period April 1, 2006 through March 31, 2007 and identified exceptions in various control procedures. While the number of exceptions has reduced from previous years, management continues to pursue an action plan to deal with all deficient control objectives. Section 5970 Audit reports are now undertaken on an annual basis and have become an important part of improved governance and control activities for the SAP systems within the Department of Finance.
Litigation
     The Canada Life Assurance Company has filed a statement of claim in 2004 alleging a breach of contract by the Province in connection with a series of contracts that the Province had entered into with MFP Financial Services Limited. (Subsequently known as Clearlink Capital and which has since changed its name to Renasant Financial Partners Limited.) Canada Life Assurance Company is the successor to MFP Financial Services’ interest in these contracts. The contracts set out the terms and conditions of lease financing for equipment used by the Province. The Province has filed its statement of defense and has issued a third party claim against MFP Financial Services who have also filed their statement of defense. The Province recently amended its Third Party Claim to add Dave Robson, former salesman for MFP Financial Services. Canada Life Assurance Company has brought an application for summary judgment, which was subsequently heard and dismissed. The estimated amount in dispute is $5 million plus penalties and interest claimed against the Province by Canada Life Assurance Company in the main action. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss at this time.
     Residents and former residents of Sydney and the surrounding area in Nova Scotia have commenced a proposed class action lawsuit against the Province seeking damages for injury to health and diminution of property resulting from the operation of the Sysco steel plant (which was previously owned by the Provincial Government) and the claim that the Province failed to remediate the site. This litigation is in its preliminary stages. The plaintiffs issued a statement of claim in March of 2004. Applications were heard and the claim amended and further amended. An application to strike parts of the claim was heard and a decision was rendered in June 2006 striking claims of regulatory negligence against Nova Scotia. An appeal of the decision not to strike a claim of breach of fiduciary duty is the subject of an application for leave to appeal to the Supreme Court of Canada and is pending. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss at this time.

ECONOMY
     Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 7,400 kilometers of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, oil and gas, naval defense, tourism, transportation and research.
     While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as pulp and paper products, natural gas and seafood products, the provincial economy continues to diversify into information age technologies and other such goods as diverse as motor vehicle tires.
     Exports are important to the economy of Nova Scotia as roughly 50% of all goods produced in Nova Scotia are exported, and, of that figure, approximately 75% are exported to the United States.
     Nova Scotia’s service sector is disproportionately larger than that of Canada as a whole. Much of this is due to Nova Scotia’s geographic location, which establishes it as the hub of the four Atlantic Provinces and therefore casts it as a natural regional service center.
Principal Economic Indicators
     The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2006, Nova Scotia’s gross domestic product (“GDP”) at market prices was $32.0 billion, or 2.2% of Canada’s GDP. Compared with the levels for 2005, real GDP in chained 2002 dollars for Nova Scotia and Canada increased by 0.9% and 2.8%, respectively, in 2006. Total exports of goods and services from Nova Scotia, to both international and inter-provincial destinations, in 2006 decreased 3.7%. Manufacturers’ shipments in 2006 for Nova Scotia decreased by 3.5%, compared to an increase of 0.8% for Canada. On October 18, 2007, the Conference Board of Canada forecast that Nova Scotia and Canada’s GDP growth at basic prices in 1997 dollars would be 2.0% and 2.6%, respectively, for 2007.

     The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2002 through 2006.
SELECTED ECONOMIC INFORMATION

						Compound
						Annual
						Rate of
	2002	2003	2004	2005	2006	Growth (1)
	(In millions unless otherwise indicated)
Gross Domestic Product (Nova Scotia)
At Market Prices (2)	$27,082	$28,851	$30,014	$31,575	$31,997	4.3%
Chained 2002 Dollars (3)	27,082	27,464	27,836	28,336	28,597	1.4%
Gross Domestic Product (Canada)
At Market Prices (2)	1,152,905	1,213,175	1,290,828	1,375,080	1,446,307	5.8%
Chained 2002 Dollars (3)	1,152,905	1,174,592	1,210,656	1,247,780	1,282,204	2.7%
Personal Income	23,773	24,437	25,364	26,503	27,527	3.7%
Personal Income per capita (4)	25,426	26,094	27,041	28,311	29,459	3.7%
Capital Expenditures	5,890.2	5,654.1	5,696.9	6,004.9	6,349.7	1.9%
Retail Trade	9,840	10,015	10,297	10,527	11,192	3.3%
Value of Manufacturers’ Shipments	8,853	9,107	9,630	10,064	9,712	2.3%
Annual Increase in Consumer Price Index:
Nova Scotia	3.0%	3.4%	1.8%	2.8%	2.0%
Canada	2.2%	2.8%	1.8%	2.2%	2.0%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)	Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.

(3)	In 2001, Statistics Canada adopted the Fisher index formula, chained quarterly, in the quarterly Income and Expenditure Accounts as the official measure of real expenditure-based GDP. This formula produces a more accurate measure of quarter- to- quarter growth in GDP and its components. The change also brings the Canadian measure in line with the U.S. quarterly Income and Product Accounts which also use the chain Fisher formula to measure real GDP.

(4)	In dollars
Sources: Statistics Canada, Catalogue No 13-213, 13-001, 61-206, 31-001, 63-005 and CANSIM Table 080-0002, 304-0015 and 326-0021.

Recent Developments
     The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.
RECENT DEVELOPMENTS

		Percentage Change
	Period	Nova Scotia	Canada

	Jan. – Sep. 2007/
Retail Trade (1)	Jan. – Sep. 2006	3.9%	5.7%

	Jan. – Sep. 2007/
Housing Starts (all areas) (2)	Jan. – Sep. 2006	-2.9%	2.3%

Unemployment Rate (3)	November 2007	8.0%	5.9%

	Jan. – Oct. 2007/
Consumer Price Index	Jan. – Oct. 2006	1.6%	2.1%

(1)	Seasonally adjusted.

(2)	These figures represent residential housing starts in both urban and rural areas.

(3)	These figures reflect the seasonally adjusted rate of unemployment.
Sources: Statistics Canada, Catalogue No. 71-001 PPB and CANSIM Tables 080-0014, 027-0007 and 326-0020.

Economic Structure
     Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.
     The following table shows the relative contribution of each sector to GDP in basic prices (chained 2002 dollars) for Nova Scotia and Canada for the calendar years indicated.
NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES
(CHAINED 2002 DOLLARS)

						Compound Annual	% of GDP
						Rate of Growth	in Basic Prices,
	2002	2003	2004	2005	2006	2002-2006	2006
					(In millions)
							Nova Scotia	Canada
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	$766.3	$800.4	$750.1	$724.9	$684.4	-2.8%	2.6%	2.3%
Mining and Oil, and Gas Extraction	941.9	893.6	789.5	782.7	704.2	-7.0%	2.7	4.8
Utilities	623.7	642.9	618.8	617.7	557.3	-2.8%	2.1	2.5

	2,331.9	2,336.9	2,158.4	2,125.3	1,945.9	-4.4%	7.5	9.6

Secondary Sector:
Manufacturing	2,662.4	2,629.5	2,824.4	2,775.4	2,616.3	-0.4%	10.1	15.6
Construction	1,385.4	1,482.6	1,552.8	1,549.3	1,686.6	5.0%	6.5	6.2

	4,047.8	4,112.1	4,377.2	4,324.7	4,302.9	1.5%	16.6	21.8

Service Sector:
Transportation and Warehousing	$1,052.1	$1053.0	$1016.8	$1,040.2	$1,086.1	0.8%	4.2	4.6
Wholesale and Retail Trade	2,728.0	2764.9	2777.7	2,835.9	2,916.3	1.7%	11.2	11.6
Information and Culture Industries	888.2	896.0	886.7	911.0	936.3	1.3%	3.6	3.6
Finance and Insurance, Real Estate and Leasing, and Management of Companies	4,748.2	4,902.6	5,077.8	5,240.6	5,399.4	3.3%	20.8	19.3
Education Services	1,429.0	1,421.7	1,463.1	1,531.2	1,547.9	2.0%	6.0	4.7
Health Care and Social Assistance	2,047.2	2,070.7	2,096.6	2,148.0	2,236.3	2.2%	8.6	6.3
Arts, Entertainment, and Recreation	183.6	179.7	185.9	183.4	183.0	-0.1%	0.7	1.0
Accommodation and Food Services	639.3	642.3	637.2	643.4	665.6	1.0%	2.6	2.3
Other (1)	1,814.1	1,885.3	1,950.7	1,970.3	1,981.3	2.2%	7.6	9.6
Public Administration	2,599.8	2,689.5	2,709.2	2,751.9	2,757.5	1.5%	10.6	5.6

	18,129.5	18,505.7	18,801.7	19,225.9	19,709.7	2.1%	75.9	68.6

Gross Domestic Product at Basic Prices	$24,509.2	$24,954.7	$25,337.3	$25,705.9	$25,958.5	1.4%	100.0%	100.0%

(1)	Includes the following industry categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation Services; and, Other Services.
Sources: Statistics Canada, Catalogue No. 15-203-XPB

Population and Labor Force
     According to estimates by Statistics Canada, at July 1, 2007, the population of Nova Scotia was 934,147 or 2.8% of the Canadian population of 33.0 million. During the period July 2002 to July 2006, the population of Nova Scotia remained unchanged, as compared to growth of 1.0% for Canada. Nova Scotia’s labor force grew at a compounded annual rate of 0.6% compared to 1.5% for Canada for the 2002 to 2006 calendar year period.
     In 2006, the Province’s labor force averaged 480,000 persons, representing 62.9% of the population 15 years of age and over. This is a decrease of 0.7 percentage points in the participation rate compared to 2005.
     Nova Scotia’s unemployment rate increased to 8.0% in November 2007, on a seasonally adjusted basis, versus the November 2006 level of 7.4%. This compares with rates of 5.9% and 6.2% respectively for Canada for the same periods. The unemployment rate for Nova Scotia in November 2007 reflects an increase in the labor force of 1.9%, an increase in the number of individuals employed of 1.2%, combined with an increase in the number of unemployed of 11.3%, compared to the same month in 2006.
     The following table sets forth Nova Scotia’s population and labor force for the 2002 to 2006 calendar years.
POPULATION AND LABOR FORCE

						Compound Annual
	2002	2003	2004	2005	2006	Rate of Growth
	(In thousands unless otherwise indicated)
Total Population (July 1)	935	937	938	936	935	0.0%
Population 15 Years of Age and Over	748	753	757	761	763	0.5%
Labor Force	468	475	485	484	480	0.6%
Labor Force Employed	423	431	442	443	442	1.1%
Participation Rate (%):
Nova Scotia	62.6	63.1	64.1	63.6	62.9
Canada	66.9	67.5	67.5	67.2	67.2
Unemployment Rate (%):
Nova Scotia	9.6	9.1	8.8	8.4	7.9
Canada	7.7	7.6	7.2	6.8	6.3
Source: Statistics Canada, Catalogue Number 71F0004-XCB, 90-002-XPB and 91-213-XIB.

     The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2002 through 2006, and the compound annual rate of growth over the period 2002 to 2006.
EMPLOYMENT BY INDUSTRY

						Compound
						Annual
						Rate of
	2002	2003	2004	2005	2006	Growth

			(In thousands)
Agriculture	6.7	6.7	5.4	5.8	4.7	-8.5%
Forestry, Fishing, Mining, Oil, and Gas	13.0	13.7	13.9	15.0	12.7	-0.6%
Utilities	2.8	2.6	2.5	2.4	1.8	-10.5%
Construction	24.0	24.5	28.2	27.7	27.3	3.3%
Manufacturing	43.5	45.0	43.6	40.3	39.1	-2.6%
Wholesale and Retail Trade	78.2	74.3	74.7	77.8	78.2	0.0%
Transportation and Warehousing	20.3	20.4	21.4	21.0	18.7	-2.0%
Finance, Insurance, Real Estate, and Leasing	21.5	21.9	22.2	21.8	22.3	0.9%
Professional, Scientific, and Technical Services	17.4	18.3	20.3	20.2	18.4	1.4%
Business, Building and Other Support Services	21.5	22.0	24.9	24.2	28.8	7.6%
Educational Services	32.9	34.0	36.0	35.3	34.7	1.3%
Health Care and Social Assistance	49.5	53.3	53.6	56.0	59.1	4.5%
Information, Culture, and Recreation	17.5	16.6	16.6	15.8	16.3	-1.8%
Accommodation and Food Services	30.0	29.2	31.1	31.6	29.8	-0.2%
Other Services	19.7	21.8	20.4	20.8	20.7	1.2%
Public Administration	24.5	27.1	27.2	27.4	29.2	4.5%

Total — All Industries	422.9	431.2	442.2	443.1	441.8	1.1%

Sources: Statistics Canada, Labour Force Historical Review 2006 CD-ROM No. 71F0004-XCB

Income and Prices
     Personal income in Nova Scotia in 2006 increased by 3.9% to $27,527 million and average weekly wages increased by 2.1% to $659.02.
     The following table reflects the percentage increases in average weekly wages and salaries as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada for calendar years 2002 through 2006.
CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL
AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Nova Scotia		Canada
	Average Weekly		Average Weekly
	Wages and Salaries	CPI	Wages and Salaries	CPI
2002	3.5%	3.0%	2.1%	2.2%
2003	1.2%	3.4%	1.3%	2.8%
2004	2.8%	1.8%	2.1%	1.8%
2005	3.4%	2.8%	3.2%	2.2%
2006	2.1%	2.0%	3.0%	2.0%
Sources: Statistics Canada, Catalogue Number 72F0023-XCB and CANSIM Tables 281-0027 and 326-0021.

Capital Expenditures
     Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.
     The following table sets forth preliminary actual capital expenditures for the 2003 to 2006 calendar years and investment intentions for 2007.
CAPITAL EXPENDITURES1

	2003	2004	2005	2006(2)	2007(3)
	(in millions)
Housing	$1,462.0	$1,684.8	$1,768.3	$1,842.7	$1,869.5
Public Administration, Education, Health, and Social Services	951.2	862.5	957.5	926.1	977.2
Wholesale and Retail Trade	295.2	385.5	420.8	369.0	360.9
Finance, Insurance, Real Estate, and Leasing	701.2	676.6	842.2	820.1	861.7
Manufacturing	435.0	388.3	421.5	388.7	509.3
Transportation and Warehousing	155.6	189.5	283.5	361.6	378.5
Information and Cultural Industries	258.5	181.9	199.1	258.9	317.1
Agriculture, Forestry, and Fishing	130.8	127.4	123.3	127.5	123.2
Mining and Mining Related	875.6	700.8	508.1	706.0	411.3
Other (4)	389.0	499.6	480.6	549.1	579.9

Total	$5,654.1	$5,696.9	$6,004.9	$6,349.7	$6,388.6

Private Sector	$4,688.1	$4,798.9	$4,995.2	$5,301.6	$5,229.3
Public Sector	966.0	898.0	1,009.7	1,048.1	1,159.3

Total	$5,654.1	$5,696.9	$6,004.9	$6,349.7	$6,388.6

Construction	$3,441.9	$3,662.0	$3,636.6	$3,998.2	$3,937.7
Machinery and Equipment	2,212.2	2,034.9	2,368.3	2,351.5	2.450.9

Total	$5,654.1	$5,696.9	$6,004.9	$6,349.7	$6,388.6

(1)	Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”).

(2)	Preliminary Actual

(3)	Investment Intentions as reported in February 2007.

(4)	“Other” includes Utilities; Construction; Professional, Scientific and Technical Services; Management of Companies and Enterprises; Administrative and Support, Waste Management and Remediation Services; Arts, Entertainment, and Recreation; Accommodation and Food Services; and Other Services.
Source: Statistics Canada, Catalogue Number 61-205, February 28, 2007 and CANSIM Tables 026-0005 and 032-0002.

     The Private and Public Investment in Canada, Intentions 2007 survey by Statistics Canada shows a 0.6% increase in capital expenditures intentions in Nova Scotia in 2007 over 2006, reflecting expectations of increased spending in the manufacturing, information and cultural industries, finance, insurance, real estate and leasing, public administration, housing, transportation and warehousing, and other industries sector, offset by declining spending in mining and mining related industries, wholesale and retail trade, and agriculture, forestry and fishing. Private sector capital expenditure investment intentions for 2007 are expected to account for 81.9% of the total capital expenditures in 2007.
     The preliminary actual results for 2006 show a 5.7% increase in capital expenditures over 2005, reflecting increased investment in the mining and mining related industries, transportation and warehousing, housing, information and culture, other industries sector and agriculture, forestry and fishing sectors.
     Capital expenditures for 2005 show a 5.4% increase in capital expenditures over 2004, reflecting increased investment in the housing, public administration, finance, insurance, real estate and leasing, manufacturing, transportation and warehousing, wholesale and retail sale, and information and culture.
     Capital expenditures in 2004 increased by 0.8% over 2003 reflecting increased spending for the housing, wholesale and retail trade, transportation and warehousing, and other industries sectors. These results were offset by declines in the public administration, finance, insurance, real estate and leasing, manufacturing, information and cultural industries, agriculture, forestry and fishing and mining and mining related industries sectors.

Goods Producing Industries
     Manufacturing. The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 10.1% of real GDP (basic prices in chained 2002 dollars) in 2006. The gross selling value of manufacturers’ shipments increased from $8,853 million in 2002 to an estimated total of $9,712 million in 2006 presenting a compound annual rate of growth of 2.3%. This compares with a compound annual rate of growth of 1.6% for Canada over the same period.
     In 2006, the gross selling value of manufactured shipments was 3.5% lower than in 2005, due to the impacts of higher commodity prices and higher Canadian dollar. Those factors have resulted in weaker demand for Nova Scotia produced goods. Exports of refined petroleum products, wood pulp, tires, fruits, nuts, chocolate and food preparation were up, while exports of newsprint and other paper products, lumber and fish products were down. The impact of a slower provincial economy, partially as a result of the higher Canadian dollar can also be seen in the labor market. The employment level in the manufacturing sector in 2006 declined by 1,200 persons or 3.0% compared to 2005.
     Most of the employment in the manufacturing sector occurs outside of the province’s largest urban centre (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the province.
     The United States is the primary market for Nova Scotia’s international merchandise export trade. In 2006, $3.8 billion or 75.3% of the value of Nova Scotia’s international merchandise exports went to the United States.
     Approximately 28% of manufacturing shipments for Nova Scotia in 2006 was attributable to two major industry groups: food and paper manufacturing. The food industry accounted for 22.2% of total shipments in 2006, with seafood products comprising 44.9% of the value of food shipments. The paper and allied industries represented 5.9% of the value of manufacturing shipments. Three plants operated by Michelin North American (Canada) Inc. and a petroleum refinery (for which the specific output valued are not published but are included by Statistics Canada shown in “Other” in the table below) contribute to significant output within the manufacturing industry.
     The following table sets forth the gross selling value of manufacturers’ shipments for Nova Scotia by industry group for the calendar years 2002 through 2006.
GROSS SELLING VALUE OF MANUFACTURERS’ SHIPMENTS

	2002	2003	2004	2005	2006
	(in millions)
Food	$2,111	$2,273	$2,297	$2,252	$2,159
Paper Manufacturing	779	793	888	869	570
Wood Products	603	577	606	X	X
Machinery Manufacturing	123	X	X	X	X
Aerospace Product & Parts Manufacturing	X	287	298	337	402
Transportation Equipment	898	772	X	X	X
Other (1)	4,339	4,405	5,541	6,606	6,581

	$8,853	$9,107	$9,630	$10,064	$9,712

(1)	Includes clothing, chemicals, primary metals, machinery, computer and electronic products, electrical equipment, furniture, refined petroleum and coal products, printing, and other figures for industry data considered confidential.

Note: X	— suppressed to meet the confidentiality requirements of the Statistics Act.
Source: Statistics Canada, Catalogue Number 31-001-XPB and CANSIM Table 304-0015.

     Construction. The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to real GDP (basic prices in chained 2002 dollars) was $1,686.6 million in 2006 and accounted for 6.5% of total real GDP. Construction activity accounted for 63.0% of total capital expenditures in 2006, an increase of 9.9% over 2005 versus a 12.4% increase in Canada in 2006 over 2005. Compound annual growth in capital expenditures on construction in Nova Scotia was 5.4% for the 2002 to 2006 period, as compared to 11.3% for Canada.
     Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia increased by 2.5% in 2006, compared to 0.8% at the national level over the same period. Capital expenditures on housing construction in Nova Scotia increased 4.2% in 2006, versus an 8.5% increase in Canada for the same period. Construction associated with housing starts comprises only part of the capital expenditures on housing construction; a significant part of these expenditures are for residential renovations. Renovations in 2006 experienced a 9.4 % increase over 2005.
     Capital expenditures on non-residential construction increased 13.5% in 2006 in Nova Scotia versus an increase of 10.9% in Canada. According to building permit data, much of the growth was in the commercial sector.
     While employment in the construction sector in 2006 was down by 400 persons compared to 2005, the demand for workers in the industry over the last couple of years has been above the historical long-term levels. Over the time period of 2002 to 2006, the compound annual rate of growth for employment in the construction industry has been 3.3%, well above the rate of 1.1% for all industries in Nova Scotia.
     Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources.
     Nova Scotia’s fish landings had a value of $639.0 million in 2006. Shellfish such as lobster, snow crab and scallops, accounted for 81% of the value of landings. Lobster is the predominant species and represented 56.3% of the total landed value. Scallops and shrimp are the next predominant species at 12% and 7%, respectively. Aquaculture contributed an additional $53 million to fish landings in 2006.
     Nova Scotia was the largest exporting province for seafood in 2006 at just under a $1 billion. The United States is still Nova Scotia’s main destination for seafood representing 59% of fish exports. Export value of seafood destined to several European countries has increased in 2006, including Netherlands by 171.2%, Spain by 54.6%, Russia by 24.2% and Denmark by 18.5% in each case over 2005.
     The harvesting sector employed about 7,200 persons throughout all of Nova Scotia in 2006, a decrease of about 800 persons from 2005.
     In terms of real GDP growth, 2006 saw output decrease 4% from 2005 levels. This decrease was a combination of less landings and the higher Canadian dollar. Total volume of commercial fish landings (metric tonnes) was down 5.7%. However, a 9.6% increase was seen in herring landings and 19.8% increase in scallop landings in 2006. The higher Canadian dollar has been putting downward pressure on the value of exports to the U.S. market. Total value of exports for fish and seafood was down 6.9% in 2006.

     The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 2002 through 2006.
FISHING AND FISH PROCESSING INDUSTRY

	2002	2003	2004(1)	2005(1)	2006(2)
	(in millions)
Quantity of Fish Landings (pounds) (3)	810.6	816.8	732.5	591.3	557.7
Value of Fish Landings (3)	$808.8	$847.2	$742.8	$731.7	$639.0
Market Value of Fish Products Produced (4) (5)	$1,536.7	$1,609.7	$1,410.2	$1,229.5	$1,214.1
Capital Investment (6)	$64.5	$64.9	$57.3	$61.0	$60.2
Value of Exports of Fish and Marine Products	$1,249.5	$1,187.9	$1,098.4	$1,045.6	$973.7

(1)	Revised.

(2)	Preliminary.

(3)	Does not include Aquaculture.

(4)	Estimated by Province of Nova Scotia.

(5)	Includes an estimate of market value for imported frozen fish processed net of raw material costs.

(6)	Includes fishing, hunting, and trapping.
Sources: Department of Fisheries and Oceans, and Nova Scotia Department of Agriculture and Fisheries.
                Statistics Canada, Catalogue Number 61-205 and CANSIM Table 29-0005.
     Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 termed ‘necessaries,’” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction — Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. Licenses issued pursuant to these agreements are available as a result of the Federal Government purchasing non-native licenses.

     Mining and Mineral Exploration The value of mineral production (excluding oil and gas) in Nova Scotia increased 1.5% to $309.1 million in 2006, a slight increase over 2005. Gypsum, crushed stone, salt, sand and gravel, and coal are the major minerals being produced. Nova Scotia also produces cement, clay, limestone, dolomite, anhydrite, peat, barite, and silica.
     Real GDP growth in the sector, excluding the oil and gas sector, had a decline of 8.2% in 2006. The industry employed 3,400 persons in 2006, an increase of about 500 from 2005.
     Nova Scotia’s 2006 production value of stone increased 3.5% to $83 million, with production of 11.7 million tonnes.
     Nova Scotia’s gypsum and anhydrite deposits are among the largest workable deposits in Canada. Nova Scotia is the most productive gypsum-mining region in the world. Gypsum outcrops occur throughout the whole of the northern half of the province’s mainland and Cape Breton Island. In 2006, Nova Scotia produced over 85% of Canada’s gypsum. Statistics show the value of gypsum production to be $105.4 million in 2006 with 7,733 million tonnes being produced. For 2006, the value of international exports was $87.8 million, a decrease of 8.5% over 2005. Approximately 83% of the gypsum and anhydrite shipped from Nova Scotia was destined for the United States in 2006.
     There are currently two surface coal mines operating in Nova Scotia. Production information is currently unavailable due to confidentiality requirements of Statistics Canada.
     In 2003, the Province announced that it had acquired the mining lease for the Sydney coalfields from the Cape Breton Development Corporation, a crown corporation of the Federal Government. This prompted the Provincial government call for proposals for the Donkin coal resource in December 2004. Xstrata plc won the bid to develop the Donkin mine. At present, the project is managed by the Donkin Coal Alliance that is a joint venture between Xstrata Coal Donkin Limited (a subsidiary of Xstrata plc) (75%) and Erdene Gold Inc. (25%). The capital budget required to bring the mine to longwall production is estimated to be $313 million and includes a 10% contingency for supply costs, while labour costs have had a 15% contingency applied. A preliminary assessment study prepared for the Donkin Coal Alliance, which was made public in November 2007, projects a mine life of 30-plus years, over which time approximately 109 million tonnes of run-of-mine coal is expected to be produced. The mine is expected to have the potential to extract up to three million tonnes of coal per year, employing about 275 miners. The development of this mine has no public funding requests tied to the proposal.
     Agriculture Real GDP growth in the agricultural sector increased 2.2% in 2006, despite a 1.8% decrease in farm cash receipts. Most of this real growth occurred in field crop production, where total crop receipts increased 1.4% in 2006. Capital expenditures in the agricultural sector support the productivity improvements. According to Statistics Canada’s Private and Public Investment Intentions Survey the sector has been investing $53.5 million in capital over the last two years and is expected to do the same in 2007. The number of people employed in the agricultural sector stood at 4,700 persons in 2006, a decrease of about 1,100 from 2005. The major components of agricultural production in Nova Scotia include dairy products, poultry, eggs and fruit crop production. Farm cash receipts for livestock production were up 0.8% in 2006.
     Forestry In 2006, the value of manufacturing shipments for wood products was $535.9 million, a decrease of 3.1% from 2005. For the paper and allied industries the value of shipments was $570.0 million, a 34.4% decrease from 2005. The logging sector employed approximately 2,200 persons in 2006, a decrease of approximately 1,900 from 2005. In 2006, the total provincial harvest of round wood was 5,209,192 cubic meters, a decline of 16.7% from 2005. Of this amount, 907,897 cubic meters, or 17.0%, was exported. A ten month shut down in 2006 at Nova Scotia’s largest pulp mill precipitated a significant decrease in the amount of pulpwood harvested in 2006 and an increase in the amount of pulpwood exported because of poor local markets. Finished lumber production was 1,400,700 metric tonnes, a decline of 10.0% from 2005. Export sales, mostly into the United States, were down 17.3%. Export sales in 2006 for newsprint and fine writing/printing paper were down 34.1% and 78.9%, respectively. Chemical wood pulp export shipments were up 7.9%.

Exports
     The total value of exports of goods and services in current dollar from Nova Scotia in 2006, under Statistics Canada’s Provincial Economic Accounts data system, stood at $14,565 million, giving an annual compound growth rate of 2.2% over the 2002 to 2006 period. The value of exports of goods and services represented 45.5% of the total value of GDP in 2006.
     Of the $14,565 million in total exports, 52.2% or $7,605 million were shipped to other countries, leaving 47.8% or $6,960 million as exports to other provinces within Canada. Exports of goods accounted for 74.6% of total exports while exports of services accounted for 25.4%. Most of the goods are exported to other countries (60.5%), while services are mostly exported to other provinces (72.2%).
     Over the 2002 to 2006 period, the total value of exports of goods had an annual compound growth rate of 2.2% compared to 2.4% for the total value of export of services.
     Statistics Canada reports in their Provincial Economic Accounts data system that the total value of exports of goods in 2006 was $6,580 million, experiencing an annual compound rate growth of 1.1% since 2002. These figures can be contrasted with Nova Scotia’s international merchandise exports of goods based on customs clearing data that amounted to $5,107.9 million in 2006, which is less than the 2002 figure of $5,344.4 million. The Provincial Economic Accounts data system adjusts the customs data for other costs such as transportation margins and duties.
     The following table sets forth Nova Scotia’s top ten international merchandise exports for the calendar years 2002 through 2006, and the compound annual growth rate over the 2002 to 2006 period.
INTERNATIONAL MERCHANDISE EXPORTS OF GOODS

						Compound
						Annual Rate
	2002	2003	2004	2005	2006	of Growth
	(in millions)
Oil & Gas Extraction	$729.9	$1,107.2	$1,037.5	$1,322.2	$835.8	3.4%
Fish and Marine Products	784.9	815.0	761.6	707.7	667.5	-4.0%
Tires	705.9	611.8	647.5	640.8	645.1	-2.2%
Paper for Printing	518.4	470.9	492.6	565.2	244.0	-17.2%
Lumber	209.7	163.5	226.5	212.5	175.7	-4.3%
Wood Pulp	188.6	189.5	213.6	144.9	156.4	-4.6%
Fruits, Nuts, Chocolate and Food Preparations Containing Cocoa	90.0	114.2	136.9	144.3	148.5	13.3%
Gypsum Anhydrite	67.2	69.6	84.7	96.0	87.8	6.9%
Refined Petroleum Products	49.5	67.6	140.5	48.1	117.6	20.3%
Motor Vehicles Parts	66.8	63.2	68.9	65.7	54.8	-4.8%
Other	1,933.5	1,804.9	2,049.6	1,868.2	1,974.7	0.5%

Total	$5,344.4	$5,477.4	$5,859.9	$5,815.6	$5,107.9	-1.1%

Source: Statistics Canada and Industry Canada.

Service Sector
     Overview. The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.
     The Halifax region accounted for 46.4% of the total employment in Nova Scotia in 2006 producing an unemployment rate of 5.0% for 2006 compared to the 7.9% unemployment rate for the province as a whole, and 6.3% unemployment rate for Canada.
     The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2002 through 2006.
SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2002	2003	2004	2005	2006
Transportation and Warehousing (1)	5.8%	5.7%	5.4%	5.4%	5.5%
Wholesale and Retail Trade	15.0	14.9	14.8	14.7	14.8
Information and Culture Industries	4.9	4.8	4.7	4.7	4.8
Finance, Insurance, Real Estate, Renting and Leasing, and Management of Companies	26.2	26.5	27.0	27.2	27.4
Educational Services	7.9	7.7	7.8	8.0	7.9
Health Care and Social Assistance	11.3	11.2	11.2	11.2	11.3
Arts, Entertainment, and Recreation	1.0	1.0	1.0	1.0	0.9
Accommodation and Food Services	3.5	3.5	3.4	3.3	3.4
Other (2)	10.0	10.2	10.4	10.2	10.1
Public Administration	14.3	14.5	14.4	14.3	14.0

Total (3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation — See “Offshore Exploration and Development”.

(2)	Includes the following industrial categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation; and Other Services.

(3)	Numbers may not add up due to rounding.
Source: Statistics Canada, Catalogue Number 15-203.
     Trade. The value of retail sales in 2006 in Nova Scotia was $11,192 million, a 6.3% increase over the 2005 level. The compound annual rate of growth in retail sales was 3.3% in Nova Scotia and 5.1% in Canada during the 2002 to 2006 period. Employment in the retail sector stood at 64,700 persons in 2006, an increase of 4.2% over 2005.
     The value of wholesale trade was $6,472.3 million in 2006, up 3.7% compared to 2005. The sector had an employment level of 13,600 in 2006, a decrease of 2,100 or 13.4% from 2005. In 2006, the wholesale sector had a real GDP rate of change of -0.1%. As noted in the above table, the trade sector accounts for almost 15% of the total value of GDP for the service producing sector.
     Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

     The sector had a real GDP growth rate (chained 2002 dollars) of 4.2% in 2006. Over the time period of 2002 to 2006, the sector has experienced an annual compound growth rate of 0.8%. In 2006, the sector employed about 18,700 persons, a decrease of 2,300 from 2005.
     Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s third largest container port and the only port on the east coast of North America capable of handling fully laden Post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2006 was 13.7 million metric tonnes. In 2006, containerized cargo tonnage amounted to 4.6 million metric tonnes. Bulk cargo, chiefly consisting of petroleum products and gypsum, totaled 8.8 million metric tonnes. Ro/Ro (roll-on/roll-off) and break-bulk accounted for the rest of the cargo tonnage shipped through the Port of Halifax. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port. In addition, the Port of Halifax in 2006 welcomed 89 cruise vessels and 170,000 passengers, following a drop of 13% in 2005.
     Tourism. Approximately 2.1 million tourists visited Nova Scotia during 2006, the same number of visitors as in 2005. The higher value of the Canadian dollar and higher gas prices in part explains the similar number of visitors to Nova Scotia. Several other key factors also had an impact especially for visitors from United States, where on going border issues and the confusion about passport requirements along with the loss of the Portland-Yarmouth ferry service contributed to a 8.1% drop in United States visitors in 2006.
Energy
     There is one petroleum refinery operating in Nova Scotia. Crude oil for the refinery is obtained from foreign sources.
     Offshore raw natural gas production in Nova Scotia was 3,539.5 million cubic meters in 2006, a 10.3% decrease in production from 2005. This excludes production of natural gas liquids. The value of natural gas shipped through the pipeline into the United States declined by 36.8% in 2006. Natural gas is now Nova Scotia’s largest commodity export representing 16.4% of the value of total international merchandise exports of goods in 2006.
     The majority of electricity generated in Nova Scotia is from coal-fired facilities. Total electricity production in Nova Scotia for 2006 was 11,425.3 gigawatt hours, a 7.6% decrease in production over 2005. Total utility generation was 11,189.6 gigawatt hours, a 7.7% decline over 2005. Total hydro generation was 1,125.7 gigawatt hours, a 2.1% increase over 2005. Nova Scotia’s first utility scale wind turbines became operational in 2002. Electricity is produced by two 670 kilowatt turbines, owned by Nova Scotia Power Inc. Nova Scotia Power has wind contracts in place for 100 megawatts of electricity.
Offshore Exploration and Development
     Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the Sable Offshore Energy Project (“SOEP”), and also the Deep Panuke Project. As of July 1, 2007, there were 2,203,875 hectares of land in the offshore region under active exploration licenses, including 88,220 hectares under significant discovery licenses and 36,455 hectares under production license.
SOEP is a natural gas project located on the Scotia Shelf that commenced production on December 31, 1999. SOEP’s natural gas production averaged 354 mmcf/d over twelve months to October 2007, and condensate production was 56,519 cubic metres per day over the same period. The Sable Offshore Energy Project is divided into two ‘tiers’ of offshore development. The first tier was completed in December 1999 and involved the development of the Thebaud, North Triumph, and Venture fields, as well as the construction of three offshore platforms, an onshore gas plant and an onshore fractionation plant. Gas production commenced on December 31, 1999. Alma, the first Tier II platform came onstream in late 2003 while production from South Venture, the second field began late in 2004. A compression unit was installed on the SOEP project’s central processing platform in

2006, and was operational in mid-November. This $700 million compression unit is expected to increase output by 25% and significantly increase overall project deliverability until 2015. SOEP expenditures in Canada through December 31, 2006 on development and operations have been $2.744 billion, 68.81% of this amount was spent in Nova Scotia. In addition to the producing gas field, the SOEP project includes a gas plant at Goldboro and a fractionation plant at Point Tupper.
SOEP NATURAL GASPRODUCTION

	2002	2003	2004	2005	2006

Total Production (mmcf/d)	456,249.4	388,814.1	360,658.1	351,570.6	316,225.5
Includes Pipeline Transportation — See “Offshore Exploration and
     ExxonMobil Canada Properties Ltd., Shell Canada Ltd., Imperial Oil Reserves, Pengrowth Energy Trust and Mosbacher Operating Ltd. are interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. The royalty income from offshore gas and natural gas liquids for the fiscal year 2006-07 was $269.1 million.
     The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia. This pipeline was developed at a capital cost of $1 billion and became operational in November 1999. The Halifax lateral, with a capacity of 124,000 million BTU’s per day, commenced service in November 2000. The Point Tupper lateral commenced service in June 2001.
     In October 2007, EnCana announced that its Board of Directors had approved the development of the company’s Deep Panuke natural gas project; approximately 175 kilometres off the coast of Nova Scotia. The natural gas will be processed on the production platform and exported to shore by a dedicated 176 kilometer pipeline to the SOEP gas processing facility in Goldboro, and then the natural gas will feed into the Maritime and Northeast Pipeline. EnCana has stated that its expected projected development costs are approximately $700 million for the Deep Panuke project. Production is expected to start in 2010, and is anticipated to continue for a mean production life of 13 years. The Deep Panuke field is expected to deliver between 200 million and 300 million cubic feet of natural gas per day.
     In October 2007, the Canada Nova Scotia Offshore Petroleum Board (“CNSOPB”) revised its estimates of Nova Scotia’s offshore reserves to a range of between 12 and 39 trillion cubic feet of natural gas. The total estimate of oil and natural gas liquids potential reserves in the Nova Scotia offshore area is between 1.3 and 4.5 billion barrels.
     At present, one liquefied natural gas (LNG) petrochemical plant is being proposed for Nova Scotia, and one LNG plant that was under construction has been mothballed. Keltic Petrochemicals has filed an environmental review for the approximatedly $4.5 billion LNG/petrochemical plant in Goldboro. In March 2006, Maple LNG Limited, a corporation owned by 4Gas North America and Suntera Canada Ltd., purchased the LNG portion of the project. Keltic has an option to buy back the feedstock from the LNG plant for its petrochemical plant. Keltic Petrochemicals and Maple LNG are preceding through the necessary environmental approval processes.
     Anadarko Petroleum’s LNG plant at Bear Head was mothballed in February 2007 as it was unable to find a long-term LNG supply, and Anadarko’s bid to sell Bear Head LNG Corporation in July 2006 fell through.

Exploration Rights
     Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000), 25% of the deficiency is paid to the Provincial government. The land is forfeited to the Crown if an exploration well is not drilled within this initial period. The total exploration spending commitment in the 16 active exploration license areas offshore Nova Scotia is $805.8 million. The activity is split between the shallow waters near the SOEP and the much deeper waters off the edge of the Scotian Shelf.
     The total value of forfeitures to the Province of exploration licenses was $61 million covering twelve licenses for the fiscal year 2004-2005, $43.2 million covering five licenses for the fiscal year 2005-2006 and $4.2 million covering two licenses for the fiscal year 2006-2007.
     On April 19, 2007, the Chair of the CNSOPB announced that a second type of exploration license would be introduced that would cover two or three year period and have a lower cost of entry. This measure is intended to stimulate future exploration activity. On September 18, 2007, the CNSOPB announced a new policy for extension of exploration licenses. Companies can apply to the CNSOPB to extend Period 1 of the exploration license annually from six years up to the legislated maximum of nine years. The interest owner will have to pay an extension fee of $2.50 per hectare in each year that Period 1 is extended.

GOVERNMENT FINANCE
Overview
     Under the Canadian Constitution, the Province is granted certain exclusive powers, including the power to impose direct taxation within the province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.
     Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Municipal borrowings for capital purposes are subject to the approval of the Minister of Service Nova Scotia and Municipal Relations (“SNSMR”) of the Province and must be made through the Nova Scotia Municipal Finance Corporation (See “Certain Crown Corporations and Agencies — Nova Scotia Municipal Finance Corporation”).
     The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the Consolidated Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the Consolidated Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.
     Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Provincial Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.
     The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. Since the fiscal year ended March 31, 1999, the Auditor General has audited the consolidated financial statements of the Province.
     Figures shown for the fiscal year 2006-2007 are audited actual figures. On March 23, 2007 the Minister of Finance submitted the Budget for the fiscal year 2007-2008, which is referred to herein as “Estimate 2008”. These estimates were revised as at August 9, 2007 and such revised numbers are referred to as “Forecast 2008”.
Specific Accounting Policies
     Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”), supplemented where appropriate by other CICA and International Federation of Accountants accounting standards or pronouncements.
The Government Reporting Entity
     The government reporting entity is comprised of the Consolidated Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership

Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.
Principles of Consolidation
     This section describes the definitions of each governmental unit included in the consolidated financial statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.
     A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corporation.
     A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.
     A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2006-2007.
Revenues
     Revenues are recorded on an accrual basis. The main components of revenue include interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government.
Expenses
     Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates are revised, at least annually.

Measurement Uncertainty
     Uncertainty in the determination of the amount at which an item is recorded in the Province’s financial statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.
     Measurement uncertainty exists in the Province’s financial statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, and federal and provincial source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to Sales and Income Taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.
     Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s Form 18-K for the fiscal year ended March 31, 2007.
Accounting Changes
     Accounting policy changes and corrections were made for fiscal year 2006-2007 that have increased / decreased the Provincial Surplus, Net Direct Debt and Accumulated Deficits as follows:
Tangible Capital Assets — Gross Costs
     In accordance with PSAB, a policy change was implemented to record tangible capital assets at gross cost. This policy change was recorded on a retroactive basis. This change increased the Provincial surplus by $18.6 million in fiscal year 2006-2007 and increased the Provincial surplus by $10.6 million in fiscal year 2005-2006.
District Health Authorities — Supplementary Pensions
     Supplementary pension arrangements for certain employees of the District Health Authorities made in 2006-2007, with restatement for 2005-2006, which were recorded as accounts payable have been restated to pension, retirement and other obligations and accounted for using pension accounting. This change was recorded on a retroactive basis and had a prior period impact in 2005-2006 of a $56,000 decrease in expenses.
     Accounting policy changes and corrections were made for fiscal year 2005-2006. These changes decreased the Provincial surplus by $0.7 million in fiscal year 2005-2006 and increased the Provincial surplus by $4.8 million in fiscal year 2004-2005. These changes were:
School Boards — Non-teaching Retirement Allowances
     The obligation for retirement allowances for non-teaching staff of the Halifax Regional and Chignecto-central Regional School Boards was valued during the fiscal year 2005-2006 and recorded on a retroactive basis. This change decreased the Provincial surplus by $0.2 million in fiscal year 2005-2006.
Inventory
     Inventory held by Provincial departments has been recorded during the fiscal year 2005-2006 and applied on a retroactive basis. This change decreased the Provincial surplus by $0.7 million in fiscal year 2005-2006 and increased the Provincial surplus by $4.5 million in fiscal year 2004-2005.

Nova Scotia Farm Loan Board
     An adjustment to the reserve account was made as a result of actuarial work, which impacted periods prior to fiscal year 2004-2005. This change had no effect on the Provincial surplus.
School Boards — Pensions
     Certain school boards valued non-teaching pension obligations during the fiscal year 2005-2006. This change increased the Provincial surplus by $0.2 million in fiscal year 2005-2006 and increased the Provincial surplus by $0.3 million in fiscal year 2004-2005.
     Accounting policy changes and corrections were made for fiscal year 2004-2005. These changes increased the Provincial surplus by $4.2 million in fiscal year 2004-2005 and decreased the Provincial surplus by $4.5 million in fiscal year 2003-2004. The most significant changes were:
Long-Term Disability Plan
     The Public Sector Accounting Board (“PSAB”) recognizes two acceptable methods of valuing plan assets, at fair market value, or at smoothed market value. In fiscal year 2004-2005, the Province retroactively changed its policy to employ the smoothing method for the assets of the Long-term Disability Plan. As a result, the difference between market related value and fair market value of assets is amortized to income over a five year period.
Prepaid Expenses
     Prepaid expenses of the Consolidated Fund were reclassified from accounts receivable to prepaid expenses.
Nova Scotia Legal Aid Commission — Health and insurance benefits
     The Commission offers health and insurance benefits to certain employees upon retirement. The obligation for this plan was valued during the fiscal year 2004-2005 and recorded on a retroactive basis.
     Significant accounting policy changes and corrections for fiscal year 2003-2004:
Teachers’ Salary Accrual
     A method to accrue teachers’ salaries was introduced in fiscal year 2003-2004. The accrual measures the timing differences between the costs of the teaching days worked versus teaching days paid as of March 31. The change was adjusted on a retroactive basis decreasing the Provincial surplus by $6.1 million in fiscal year 2003-2004 and $3.0 million in fiscal year 2002-2003.
Tangible Capital Assets — refinements
     Amortization rates and capitalization thresholds were changed to better match the recognition of amortization expense over the useful life of each tangible capital asset. The change was adjusted on a prospective basis increasing the fiscal year 2003-2004 Provincial surplus by $23.8 million.
Retirement Health Benefit Plans
     Corrections were made to two retirement benefits plans on a retroactive basis. These corrections reduced the Provincial surplus by $0.8 million in fiscal year 2003-2004 and fiscal year 2002-2003.

The following table sets forth a summary of the accounting changes outlined above.
ACCOUNTING POLICY CHANGES IMPLEMENTATION SCHEDULE

	2003	2004	2005	2006	2007

Policy Changes 2004
Teachers’ Salary Accrual	X	X	X	X	X
Tangible Capital Asset — refinements			X	X	X
Retirement Health Benefit Plans	X	X	X	X	X

Policy Changes 2005
Long-term Disability Plan		X	X	X	X
Prepaid Expenses		X	X	X	X
Nova Scotia Legal Aid — Health & Insurance Benefits		X	X	X	X

Policy Changes 2006
School Boards — Non-teaching Retirement Allowance				X	X
Inventory				X	X
Nova Scotia Farm Loan Board				X	X
School Boards — Pensions				X	X

Policy Changes 2007
Tangible Capital Assets — gross costs					X
District Health Authorities — Supplementary Pensions					X
     The financial information with respect to the Province set forth herein has been derived from several sources, including the consolidated financial statements of the Province. Unless otherwise indicated, amounts shown for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007 have been restated as described above. Unless otherwise indicated, amounts referred to as “forecasted for the year ended March 31, 2008” have been taken from the fiscal year 2007-08 Forecast Update released on August 9, 2007.
     The Forecast, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the forecast reflect only those of the Consolidated Fund. The Provincial surplus includes results of the Consolidated Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements
SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS
OF THE CONSOLIDATED ENTITY (8)

	Restated	Restated	Restated	Restated
	2003(1)	2004(2)	2005(3)	2006(4)	2007
			(in millions)
Revenues	$5,673.0	$6,056.4	$6,998.3	$7,527.5	$7,952.4
Program Expenses	4,905.0	5,287.5	6,110.7	6,616.4	7,151.9
Debt Servicing Costs	1,080.0	1,072.9	1,067.0	1,017.7	958.7

Total Expenses	5,985.0	6,360.4	7,177.7	7,634.1	8,110.6

Surplus/(Deficit)	(312.0)	(304.0)	(179.4)	(106.6)	(158.2)
Net Income from Government Business Enterprises	338.4	333.4	349.5	345.4	340.6

Provincial Surplus before Unusual Item	26.4	29.4	170.1	238.8	182.4
Unusual Item (5)	1.4	8.7	0.0	0.0	0.0

Provincial Surplus(9)	27.8	38.1	170.1	238.8	182.4

Net Funding Requirements
Deficit/(Surplus)	(27.8)	(38.1)	(170.1)	(238.8)	(182.4)
Non-Cash Items (6)	32.0	(279.1)	(759.1)	(593.0)	(239.0)

Operating Requirements	4.2	(317.2)	(929.2)	(831.8)	(421.4)
Loan advances and Investing, net of repayments	16.4	29.3	101.9	57.6	26.9
Acquisition of Tangible Capital Assets	307.7	330.5	343.1	399.9	548.2
Sinking Fund Installments and Serial Retirements	235.1	58.8	75.1	54.8	63.3
Net Refinancing Transactions(7)	1,383.5	557.1	1,004.6	1,121.4	775.8

Net Funding Requirement	1,946.9	658.5	595.5	801.9	992.8
Financing of Net Funding Retirement
Change in Cash and Short-term Investments	1,012.2	(272.9)	133.8	13.4	(481.2)
Debt Issued	934.7	931.4	461.7	788.5	1,474.0

Total	$1,946.9	$658.5	$595.5	$801.9	$992.8

(1)	Restated to reflect Accounting Changes during 2003-2004. See “Government Finance — Accounting Changes.

(2)	Restated to reflect Accounting Changes during 2004-2005. See “Government Finance — Accounting Changes.

(3)	Restated to reflect Accounting Changes during 2005-2006. See “Government Finance — Accounting Changes.

(4)	Restated to reflect Accounting Changes during 2006-2007. See “Government Finance — Accounting Changes.

(5)	Unusual items in fiscal years 2002-2003 and 2003-2004 were gains on disposal of the net assets and shares of Nova Scotia Resources Limited.

(6)	Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the draw downs from sinking funds and the Public Debt Management Fund.

(7)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

(8)	For 2005, 2006 and 2007, there are recoveries, fees and other charges that were reclassified. For 2003 and 2004, these amounts are netted against expenses, for 2005, 2006 and 2007 they are included as revenue. Due to this change the 2003 and 2004 numbers are not directly comparable to the 2005 to 2007 numbers.

(9)	As of August 2007, the Province is forecasting a surplus of $115.3 million for fiscal year 2007-2008.

     For the fiscal year 2006-2007, the Province recorded a surplus of $182.4 million. Revenues totaled $7,952.4 million; expenses were $8,110.6 million resulting in a deficit from Government Units of $158.2 million. Net Income from Government Business Enterprises was $340.6 million, resulting in the Provincial Surplus of $182.4 million as stated.
     For the fiscal year 2005-2006, the Province initially recorded a surplus of $228.1 million. As a result of certain accounting policy changes and corrections made in fiscal year 2006-2007, the fiscal year 2005-2006 surplus was restated to $238.8 million, an increase of $10.7 million.
     For the fiscal year 2004-2005, the Province initially recorded a surplus of $165.3 million. As a result of certain accounting policy changes and corrections made in fiscal year 2005-2006, the 2004-2005 surplus was restated to $170.1 million, an increase of $4.8 million.
     For fiscal year 2003-2004, the Province initially recorded a surplus of $42.6 million. As a result of certain accounting policy changes and corrections made in fiscal year 2004-2005, the 2003-2004 surplus was restated to $38.1 million, a decrease of $4.5 million.
     For fiscal year 2002-2003, the Province initially reported a surplus of $31.6 million. The results have been restated to report a Provincial surplus of $27.8 million, primarily due to the accrual of teachers’ salaries.

Revenue
     The following table sets forth the revenue, by source, of the Consolidated Fund, as described in “Government Finance — Specific Accounting Policies” above, for fiscal years 2003, 2004, 2005, 2006, and 2007, and the Forecast for the fiscal year ending March 31, 2008, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” and “Government Finance — Accounting Changes” above.
REVENUE BY SOURCE FOR CONSOLIDATED FUND (1)(2)

						Budget Forecast
	Restated	Restated	Restated	Restated		Update
	2003	2004	2005(3)	2006(3)	2007(3)	2008(3)
Provincial Sources:
Income Taxes
Personal Income Taxes	$1,353.7	$1,350.1	$1,462.3	$1,568.4	$1,679.0	$1,718.3
Corporate Income Taxes	205.0	252.3	329.1	361.5	392.6	386.9
Sales Taxes	905.1	975.2	1,031.1	1,057.8	1,090.8	1,095.8
Tobacco Taxes	145.4	161.7	178.3	163.6	145.1	142.5
Motive Fuel Taxes	246.3	249.9	249.2	248.3	245.6	249.4
Interest Revenues	60.7	69.3	70.5	81.1	81.9	79.8
Registry of Motor Vehicles	75.9	77.5	86.7	88.2	92.0	94.5
Offshore Royalties	11.1	24.1	28.2	123.9	269.1	410.6
Other Provincial Sources (4).	210.0	236.8	307.9	342.7	304.0	293.0
Prior Years Adjustment Provincial Sources	(23.8)	124.7	(63.3)	16.4	12.9	0.0

Total Provincial Sources	3,189.4	3,521.5	3,680.0	4,051.8	4,312.9	4,470.8

Federal Sources:
Equalization	1,125.1	1,114.5	1,321.8	1,343.5	1,385.5	1,464.5
Offshore Oil & Gas Payments	0.0	0.0	0.0	57.1	57.4	68.2
CHST	605.1	686.9	0.0	0.0	0.0	0.0
CHT	0.0	0.0	484.5	581.0	610.5	639.0
CST	0.0	0.0	244.9	255.0	264.3	280.3
Health Reform Fund	0.0	29.6	44.0	0.0	0.0	0.0
Wait Times Reduction Fund	0.0	0.0	18.3	18.2	34.7	34.4
Other Federal Payments	2.3	2.3	36.3	6.3	4.8	57.8
Prior Years Adjustments Federal Sources	36.9	(2.6)	25.1	5.0	6.7	0.0

Total Federal Sources (5)	1,769.4	1,830.7	2,174.9	2,266.2	2,363.9	2,544.3

Total Revenue	$4,958.8	$5,352.2	$5,854.9	$6,318.0	$6,676.9	$7,015.0

(1)	Revenue by source is presented for the Province’s Consolidated Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance — Summary of Budget Transactions and Borrowing Requirements”.)

(2)	The net revenues from the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation have been reclassified from Ordinary Revenue to Net Income from Government Business Enterprises. However, net income from GBE’s is not included in this table. The Casino Win Tax continues to be reported in the Consolidated Fund under ordinary revenue, other provincial sources.

(3)	There are recoveries and fees not included here because they are netted against expenses. These recoveries and fees are included in revenues of the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements.

(4)	Does not include sinking fund earnings of $198.5 million for fiscal year 2003, $183.6 million for fiscal year 2004, $143.2 million for fiscal year 2005, $124.4 million for fiscal year 2006, and $121.6 million for fiscal year 2007.

(5)	In fiscal year 2002, the Federal Sources prior year’s adjustment of $11.9 million included a negative revenue adjustment of $35 million. This adjustment represented a reserve taken to account for the potential impact of the Federal tax collection agreement error on Equalization. During the fiscal year 2003, it was determined that there would not be an impact on Equalization and the amount of the reserve was reversed.

Provincial Sources
     Provincial own-source revenues of the Consolidated Fund for fiscal year 2006-2007 totaled $4,312.9 million (representing 64.6% of the Province’s total revenues) and are forecast to be $4,470.8 million for fiscal year 2007-2008, representing 63.8% of the Province’s revenues. The largest of the Province’s own-source revenues, Personal Income Taxes, totaled $1,679.0 million in fiscal year 2006-2007 and are forecast to increase to $1,718.3 million for 2007-2008. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $1,090.8 million for 2006-2007 and is forecast to increase to $1,095.8 million for fiscal year 2007-2008.
     The Federal Government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, Large Corporations Tax (capital tax), and the HST.
     In fiscal year 1999-2000, the Province moved to a tax on income, or TONI, system for personal income tax. Prior to this change, provincial personal income tax was calculated as a percentage of Basic Federal Tax. Under the new system, provincial tax is calculated on federally defined taxable income. The change increased Provincial autonomy with respect to personal income tax rates, brackets and non-refundable credits, while at the same time creating greater revenue stability by de-linking from Federal Government changes in Federal tax rates, tax brackets and parameters of the non-refundable credits, although not from the Federal Government definition of taxable income.
     In the 2004-2005 Budget, the Province implemented a revision to the personal income tax reduction announced in the 2003-2004 Budget in order to preserve a balanced budget and protect the Government’s priorities of health care and education. The revisions were intended to ensure that low-income individuals continue to benefit from the full 10% reduction announced in the 2003-2004 Budget, and 96% of all Nova Scotia taxpayers were expected to receive some reduction in Provincial personal income tax. The changes have resulted in Nova Scotia moving from 3 to 4 tax brackets. The rate for the first bracket, on taxable income up to $29,590, remains at a reduced rate of 8.79% (down from 9.77% in 2003). The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets remained at 2003 levels of 14.95% and 16.67% respectively. In 2004, a fourth bracket for income above $93,000 was added with a rate of 17.5%. A surtax of 10% of provincial tax in excess of $10,000 remains in place.
     As a part of the 2006-2007 Budget, the Province announced personal income tax relief in the form of an increase in the Basic Personal Amount, which is a credit, of $250 per year each of the next four years beginning as of January 1, 2007. By the 2010 tax year the Basic Personal Amount will be $8,231, an increase of 13.8%. Nova Scotia will also increase non-refundable tax credits including amounts for spouse, dependents, pension income, disability, caregiver, age and infirm dependents age 18 or over. In 2011 and beyond, the Basic Personal Amount and non-refundable credits will be indexed, starting at 2%. The Province has also introduced a graduate tax credit for post-secondary education students, a Child Care Benefit Tax Credit, and increased the value of the Healthy Living Tax Credit. These personal income tax measures are expected to reduce tax paid by Nova Scotia taxpayers by $112.9 million between 2006-2007 and 2009-2010.
     As a part of the 2007-2008 Budget, the Province announced a volunteer firefighters tax credit, commencing in the 2007 tax year, and a digital media business tax credit starting on January 1, 2008. This measure will provide a refundable tax credit of 35% of eligible expenditures on digital media productions. Effective March 23, 2007, the Province increased tobacco taxes by one cent per cigarette or the equivalent of two dollars per carton, and increased the tax rate applied to fuels used in aircraft from 0.9 cents per litre to 2.5 cents per litre to bring Nova Scotia’s aviation fuel tax rate in line with other provinces.
     The general corporate income tax rate is 16% of the corporate taxable income earned in Nova Scotia. A small business rate of 5% applies to the first $350,000 of active business income for Canadian Controlled Private Corporations. In 2006, the threshold increased to $400,000. As of July 1, 2007 the Large Corporations Tax (LCT) has been reduced to 0.225%. This tax applies to taxable paid up capital of corporations with capital in excess of $10 million; the tax is phased in for corporations with paid up capital between $5 million and $10 million. The Large

Corporations Tax will continue to be phased out until 2012 when it will be completely eliminated. The capital tax rate for financial institutions is 4%.
     On April 1, 1997, a harmonized sales tax (“HST”) was implemented in Nova Scotia, replacing the Health Services Tax (11%) and incorporating the Federal Goods and Services (“GST”) of 7%, which was reduced to 6% effective July 1, 2006. The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province, with the Provincial component of the HST at 8% out of the 14% collected.
     The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. The Province provides consumer rebates on the Provincial component of the HST for books, new home construction, tourism, volunteer fire departments, and heritage properties. Rebates are also available to municipalities, universities, schools, and hospitals.
     The 2006-2007 Budget introduced an 8% rebate on electricity and fuels used to heat residential properties as well as residential electricity used for non-heating purposes. The program was effective January 1, 2007 and the Province of Nova Scotia incurred a cost of $26.7 million in fiscal year 2006-2007, and is forecasted to cost $68.6 million in fiscal year 2007-2008 due to the first full year of the implementation of the program.
Federal Sources
     Federal sources are made up of three major transfers, Equalization ($1,385.5 million in 2006-07), the Canada Health Transfer (“CHT”, $610.5 million in 2006-07) and the Canada Social Transfer (“CST”, $264.3 million in 2006-07). Equalization, CHT and CST are forecast to be $1,464.5, $639.0, and $280.3 million respectively, for the fiscal year 2007-2008.
     Equalization is an unconditional Federal Government transfer that is paid out of Federal Government resources. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act, 1982. Until a new framework agreement in 2004-2005, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If the province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements. In 2007-2008 the seven provinces that receive Equalization entitlements are Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Manitoba and Saskatchewan. Nova Scotia has the second highest fiscal capacity of the four provinces of Atlantic Canada.
     The Equalization program has traditionally been renewed every five years, with the exception of the 1992 renewal that was for two years only. The 2004 Renewal was never implemented because a Transitional Approach was agreed upon at a First Ministers’ Meeting in September 2004 to allow the Federal Government an opportunity to develop a new framework for the program. (The 2004 Renewal of the Equalization program would have been an entitlement based only on a three year average of fiscal capacity and the existing five-province standard.) The Transitional Approach included increasing the total entitlement to Equalization receiving provinces by $1,148 million to a total of $10 billion in the 2004-2005-entitlement year. In addition, the total entitlement to the Equalization receiving provinces was established at $10.9 billion for 2005-2006, and would increase by 3.5% per annum in each subsequent year. Equalization payments were based on 50 percent of a Province’s three-year average of entitlements and 50 percent of a Province’s three-year average of fiscal capacity. Equalization payments for 2005-06 and 2006-07 were set out in Federal Government legislation.
     The Offshore Offset Agreement (Offshore Accord) between the Federal Government and the Province of Nova Scotia was signed in February 2005. Essentially, the agreement was to protect Nova Scotia’s offshore natural resource revenues from clawbacks under the Equalization program by providing an offset payment for the difference between Equalization payments with Nova Scotia’s offshore natural resources included and Equalization payments with these resources excluded. This arrangement has an estimated value of $1.1 billion at current expected production levels. On June 30, 2005, Nova Scotia received an $830 million advance cash payment from the Federal

Government. The Province accounts for the annual value of the offset payment on an accrual basis until the $830 million is fully accounted for. The Province has recognized revenues under the Offshore Accord of $57.1 million in 2005-2006, $57.4 million in 2006-2007, and will recognize $68.2 million in 2007-2008.
     As a part of Federal Budget 2006, the Federal Government committed to resolving the issue of fiscal imbalance including a principled-based, formula driven Equalization program. The Federal Budget documents indicated that the resolution to this issue would be guided by three reports including a Federal budget discussion paper on fiscal imbalance, the Council of the Federation Advisory Panel on Fiscal Imbalance and the Report of the Expert Panel on Equalization.
     The Federal Budget 2007 tabled on March 19, 2007 adopted the approach recommended by the Expert Panel on Equalization to resolve the fiscal imbalance. The new formula compares the fiscal capacity of a province to the average fiscal capacity of all provinces (a so-called “ten province” standard) using five tax bases and is calculated based on a three-year weighted moving average. The new formula was intended to make payments under the Equalization program more predictable. A province that is below the national average fiscal capacity receives an Equalization payment while a province above the national average fiscal capacity does not. In addition, a fiscal capacity “cap” was introduced to ensure that no Equalization-receiving province would have a fiscal capacity greater than the lowest fiscal capacity of the non-Equalization-receiving provinces. Under the Expert Panel approach, Nova Scotia’s 2007-2008 entitlement is $1,464.5 million.
     Nova Scotia and Newfoundland & Labrador were also provided with an option to use the 2004 Renewal formula, which included the benefits of the Offshore Accord Agreements. The two provinces were permitted to elect to opt into the Expert Panel approach in any fiscal year. However, once the Expert Panel approach was selected, the 2004 Renewal formula would no longer be an option.
     Following several months of discussions, on October 10, 2007, the Province and the Federal Government agreed upon a “clarification” of the understanding that Nova Scotia is to be the principal beneficiary of its offshore natural resources. The clarification enables the Province to opt into the Expert Panel approach commencing in 2008-09 and provides a cumulative “best-of” guarantee to ensure that the Province will in the future be treated as favorably as under the formula in place when the Offshore Accord was signed in 2005 (the Transitional Approach) over the life of the Offshore Accord. If the cumulative total of Equalization payments under the Expert Panel approach is less than the cumulative total of Equalization payments the Province would have received under the Transitional Approach formula, the Federal Government will make a payment representing the difference to the Province. Federal Government legislation has been tabled to this effect and regulations will be put in place to allow for notional (accrual basis) payments on an annual basis.
     As part of the October 10, 2007 clarification, the Province and the Federal Government have also agreed to allow a joint independent panel to determine the value of the Crown Share Adjustment Payments due to the Province. This payment arose under Canada’s National Energy Program (“NEP”), enacted by the Government of Canada in 1980. That energy policy reserved to Canada a 25 per cent share interest with respect to oil and gas resource projects, referred to as the “Federal Crown Share”.
     In 1982, the Province of Nova Scotia agreed to set aside ownership claims regarding offshore resources in exchange for financial compensation. Nova Scotia, having entered into the 1982 “Canada-Nova Scotia Offshore Agreement” with Canada, would receive financial compensation in a 6.25 per cent and 12.5 per cent share of Canada’s interest in oil and gas field projects, respectively. This was referred to as Nova Scotia’s “Crown Share”.
     With the dismantling of the NEP in 1985 and subsequent repeal of Nova Scotia’s “Crown Share” interests, the “Canada—Nova Scotia Offshore Petroleum Resources Accord”, signed by Nova Scotia and the Federal Government in 1986, introduced the Crown Share Adjustment Payments (“CSAP”). This was to ensure that, “Nova Scotia receive financial benefits equivalent to those it would have achieved had it exercised its Crown Share options”
     With respect to CSAP, Part VIII of the 1988 Federal Government legislation implementing the 1986 Accord provided that Canada would pay to Nova Scotia an amount equal to at least 75 per cent of the “deemed profit” in respect of a project.

     With respect to the method of calculation of the CSAP, a joint independent three-member panel is to be established to determine how to calculate the obligation. This panel is to report its recommendations to both levels of government by March 15, 2008.
     The Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”), previously combined as the Canada Health and Social Transfer (“CHST”) prior to 2004-2005, are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs.
     The 2003 Federal Budget announced that, as of April 1, 2004, to increase transparency and accountability the CHST would be restructured into the CHT and the CST. Notionally, the split is 62% for CHT and 38% for CST.
     The 2004 Federal Budget confirmed a 2003 Health Accord commitment to inject an additional $2 billion into health care funding that had been contingent on a sufficient Federal Government surplus. On September 16, 2004, the Provincial and Territorial governments reached an agreement with the Federal Government for additional Federal assistance with respect to provincial and territorial health care programs. Under this agreement, the Federal Government will provide an additional $41.3 billion by 2013-2014. The national pool for CHT was set at $19.0 billion for fiscal year 2005-06 with an annual escalator mechanism of 6.0% from 2006-2007 through to 2013-14. In the 2007 Federal Budget, the Federal Government announced an intention to move to a straight per capita funding mechanism when CHT legislation expires in 2013-14. Currently, the allocation of funding across provinces is based partially on a per capita calculation and partially on a complex tax points’ formula.
     Provincial and Territorial governments have committed to an action plan to improve access to health care, including reduced waiting times for procedures, improved home care coverage, cooperation on a national pharmaceutical strategy and a pan-Canadian public health strategy.
     The 2007 Federal Budget provided an increase in funding to the CST program of $1.0 billion in 2007-2008 and legislating an annual 3.0% increase in base funding starting in 2009-2010. The amount of Federal assistance under the CST is not determined in relation to actual program cost; starting in fiscal year 2007-2008 it is allocated on an equal per capita cash basis.
     The Province of Nova Scotia has also benefitted from trusts established by the Federal Government to transfer a portion of the annual Federal Budget surplus to provinces for specific purposes. In 2006, the Federal Government announced that it would set up five trust funds to address immediate provincial pressures in the areas of post-secondary education, infrastructure, public transit, affordable housing, northern housing, and off-reserve Aboriginal housing. A total of $3.3 billion was transferred to the provinces and territories. Nova Scotia will receive $85.4 million over three fiscal years, commencing in 2006-07 and ending in 2008-09. Nova Scotia recorded $2.4 million of this revenue in 2006-2007 and will defer the recognition of the remainder until departmental spending plans are approved and eligible expenses incurred.
     In the 2007 Federal Budget three additional trusts were established for HPV Immunization ($300 million), Patient Wait Times Guarantee ($612 million), and an ecoTrust for Clean Air and Climate Change ($1.5 billion). Nova Scotia will receive $75.1 million from these trusts over the period of three fiscal years: 2007-08 to 2009-10. The revenue will be deferred until departmental spending plans are approved and eligible expenses incurred.
     The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own-sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.
     The Federal Government periodically refines and adjusts prior years’ estimates of Equalization, CHST, CHT, CST, HST and income tax payments. For 2002-2003, a prior years’ adjustment of $13.1 million was recorded, including a positive revenue adjustment of $35 million to reflect the reversal of the prior years’ provision, following the agreement of the Federal Government not to charge the Province in respect of the error. That error arose from prior years’ adjustments that resulted in an increase of $95.2 million in 2001-2002. Included in this figure was a negative revenue adjustment of $35 million for the potential impact of a Canada Revenue Agency (“CRA”) error affecting the Equalization formula. The error resulted from CRA’s failure to deduct the capital gains refunds to mutual funds from provincial payments under the tax collection agreements. This negative revenue adjustment has been included in the Federal sources prior years’ adjustment of $11.9 million for 2001-2002. The Province also has recorded the reduction in Federal revenues resulting from revised population data from the 2001 Census in fiscal year 2002-2003. Prior years’ adjustments from both Federal and Provincial sources in 2003-2004 were a positive $122.0 million; in 2004-2005 a negative $38.2 million; a positive $21.4 million in 2005-2006; and a positive $19.6 million in 2006-2007.

Program Expenditures / Expenses
     The Provincial Finance Act was amended, with legislation introduced in 2000, to require the tabling of balanced budgets starting in the fiscal year 2002-2003. If a deficit is incurred in fiscal year 2002-2003 or any subsequent year, the Minister of Finance must file a report with the House of Assembly. Any deficit that is incurred in one fiscal year must be recovered by the end of the following fiscal year; other than that caused by a natural or other unanticipated disaster, a sale or restructuring of a government-controlled entity, or debt servicing costs in excess of the budgeted amount.
     The Province introduced a Debt Reduction Plan in 2003, with related legislation in 2004 that added specific provisions for ongoing debt reduction. The goal of the plan was to reduce the Net Direct Debt starting in fiscal year 2007-2008. The 2005 Debt Reduction Plan built on the 2003 Plan and incorporates the new circumstances created by the Offshore Offset payment of $830 million. Specifically:
•	the Offshore Offset cash payment was used to retire cash debt when it was received in 2005;

•	the various debt retirement and management funds were combined into a Public Debt Management Fund, which will be maintained for the purpose of managing the public debt;

•	the Province is required to produce surpluses at least equal to the amount recognized in accordance with GAAP as revenue earned from the $830 million Offshore Offset payment in each of the next eight years, 2005-2006 to 2011-2012 inclusive; and,

•	the Province is required to place extraordinary revenue into the Public Debt Management Fund.
     The following table sets forth the expenses by function, interest on public debt, restructuring costs, and pension valuation adjustment of the Consolidated Fund for the fiscal years 2003, 2004, 2005, 2006 and 2007 and the Budget Estimate for the fiscal year ending March 31, 2008. All columns in the table below have been restated for all accounting policy changes.

EXPENSES BY FUNCTION FOR CONSOLIDATED FUND (1)

	Fiscal Year Ending March 31
	Restated	Restated	Restated	Restated	Actual	Estimate
	2003(2)	2004(3)	2005(4)	2006(5)	2007	2008(6)
	(in millions)
Health	$2,033.4	$2,227.3	$2,446.0	$2,691.8	$2,934.1	$3,108.7
Education	1,141.8	1,190.9	1,236.4	1,300.3	1,405.5	1,451.8
Interest on Public Debt	1,045.7	1,039.7	1,033.6	987.8	929.8	954.3
Social Services	630.6	612.8	666.2	691.6	686.9	725.2
Resource and Industrial Development	152.6	161.9	192.7	209.0	212.1	243.0
General Government	140.6	132.2	155.9	192.7	200.3	231.1
Public Protection	169.7	187.2	186.0	191.8	202.0	227.6
Transportation and Communication	210.7	191.1	199.3	226.5	253.3	279.7
Municipal Affairs	50.4	45.6	53.3	51.0	49.5	59.2
Culture and Recreation	40.5	48.1	49.7	56.3	56.7	60.5
Pension Valuation Adjustment	(149.6)	(12.3)	6.2	30.0	83.1	68.6

Total Expenses	$5,466.4	$5,824.5	$6,225.3	$6,628.8	$7,013.3	$7,409.7

(1)	Expenses by function are presented for the Consolidated Fund. These consist of program expenses, debt servicing costs, pension valuation adjustment, and restructuring costs. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements.”

(2)	Restated to reflect changes in accounting policies during fiscal year 2003-2004. See “Government Finance —Accounting Changes.”

(3)	Restated to reflect changes in accounting policies during fiscal year 2004-2005. See “Government Finance —Accounting Changes.”

(4)	Restated to reflect changes in accounting policies during fiscal year 2005-2006. See “Government Finance —Accounting Changes.”

(5)	Restated to reflect changes in accounting policies during fiscal year 2006-2007. See “Government Finance —Accounting Changes.”

(6)	Forecast Expenses for the fiscal year 2007-2008 by function are not available, in their place, Budget Estimates are used.
     Expenses, consisting of program expenses, including amortization of tangible capital assets, debt servicing costs, and pension valuation adjustments were $7,013.3 million for fiscal year 2006-2007 and are estimated to be $7,409.7 million for fiscal year 2007-2008.
Health, Education, and Social Services
     Health and education are the two largest areas of expense from the Consolidated Fund. These amounts totaled $2,934.1 million and $1,405.5 million, respectively, for the fiscal year ended March 31, 2007, and are estimated to be $3,108.7 million and $1,451.8 million, respectively, for the fiscal year 2007-2008.
     In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants.
     Social Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Social Services expenses from the Consolidated Fund totaled $686.9 million for the fiscal year ending March 31, 2007, and are estimated to be $725.2 million for the fiscal year 2007-2008.

Resource and Industrial Development
     The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry. Expenses from the Consolidated Fund in these areas totaled $212.1 million for the fiscal year ending March 31, 2007, and are estimated to be $243.0 million in fiscal year 2007-2008. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.
General Government
     The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. General Government expenses from the Consolidated Fund are estimated to increase from $200.3 million in the fiscal year ending March 31, 2007 to $231.1 million in fiscal year 2007-2008 primarily due to an increase in the Province’s required contributions to employee benefit plans and an increase in the cost of information management systems.
Public Protection
     The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the Consolidated Fund for Public Protection were $202.0 million in the fiscal year ending March 31, 2007 and are estimated to be $227.6 million in fiscal year 2007-2008. A contribution to the costs of municipal policing contributed to this increase in expense requirements.
Transportation and Communication
     The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people with the associated dispersal of knowledge. Transportation and Communication expenses from the Consolidated Fund are estimated to increase from $253.3 million in the fiscal year ending March 31, 2007 to $279.7 million in fiscal year 2007-2008 primarily due to the provision of additional funding for the maintenance and improvement of the province’s highway network.
Municipal Affairs
     The Province supports municipalities through provision of advice and assistance, and administration of a variety of grant programs. Expenses on Municipal Affairs for the year ending March 31, 2007 were $49.5 million and are estimated to increase to $59.2 million in fiscal year 2007-2008 primarily due to increased grants to municipalities for public transit.

Loans and Investments
     Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.
     The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance — Specific Accounting Policies” above.
LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2007
	(in millions)
	Gross	Provisions	Net
Loans of the Consolidated Fund
Nova Scotia Farm Loan Board	$190.4	$8.5	$181.9
Fisheries Development Fund	83.9	0.4	83.5
Nova Scotia Housing Development Fund	65.2	24.2	41.1
Industrial Development Fund	89.3	56.4	32.8
Venture Corporations Act	0.8	0.8	0.0
Loans to Municipalities	0.4	0.0	0.4
Halifax Dartmouth Bridge Commission	12.0	0.0	12.0
Miscellaneous	0.7	0.0	0.7
Market Development Initiative Fund	5.6	0.0	5.6

	448.3	90.3	357.9

Investments of the Consolidated Fund	9.6	0.1	9.5

Total Loans and Investments of the Consolidated Fund	457.9	90.4	367.4

Loans and Investments to Governmental Units
Nova Scotia Business Incorporated	164.9	52.6	112.3
Nova Scotia Government Fund	8.1	0.0	8.1
Nova Scotia Innovation Corporation	17.5	0.0	17.5
Nova Scotia Municipal Finance Corporation	642.2	0.0	642.2
Other Governmental Units	4.0	0.0	4.0

	836.7	52.6	784.1

Total Loan and Investments	$1,294.6	$143.1	$1,151.5

Agriculture and Rural Credit Act
     The Nova Scotia Farm Loan Board (“Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships, and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities, and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk and policy factors, with a minimum rate of interest equal to the all-in Province of Nova Scotia cost of borrowing plus 50 basis points.
Fisheries and Coastal Resources Act
     The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.
Industrial Development Act
     The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information.
Nova Scotia Housing Act
     The Housing Act enables the Nova Scotia Department of Community Services to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. The Nova Scotia Housing Development Corporation and the Department of Community Services administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables the Nova Scotia Housing Development Corporation to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land. There are no current initiatives to develop new land or construct new lease-purchase housing or public housing, but the Nova Scotia Housing Development Corporation continues to administer existing housing and land.
Municipal Loan and Building Fund Act
     The Province, through the Nova Scotia Municipal Finance Corporation, provides loans to municipalities for approved capital purposes, which can be roads, sidewalks, public works fleets, recreation facilities, water and sewer systems, and municipal buildings. Loans are secured by municipal debentures.
Nova Scotia Business Incorporated Act
     The Nova Scotia Business Incorporated Act created Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. At present, the Province funds NSBI’s activities. The first Board of Directors of NSBI was appointed by the Province in 2000. The Board of NSBI is electing subsequent directors. At present, the Board of Directors consists of both those originally appointed by the Province and new members elected by the Board of NSBI. The latter are subject to the approval of the Province as sole shareholder.
Venture Corporations Act
     The Province has provided a source of equity capital to registered venture corporations to encourage the development of small business in Nova Scotia. Venture corporations in turn provide assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.

Revenue Act
     The Province may provide unsecured loans to establish, maintain, expend, construct, or equip hospitals or health care facilities in Nova Scotia.
Provincial Finance Act
     The Governor-in-Council may authorize the Minister of Finance to lend money to a Government Business Enterprise or a Governmental Unit.

PROVINCIAL DEBT
Funded Debt
     The following table sets forth the funded debt of the Province for the Consolidated Fund as described in “Government Finance — Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2003 through to March 31, 2007, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.
FUNDED DEBT FOR THE CONSOLIDATED FUND(4)

	2003	2004	2005	2006	2007
Provincial Funded Debenture Debt:
Payable in Canadian Dollars
Canadian Pension Plan Fund(1)	$1,079.4%	$1,079.4	$1,079.4	$1,079.4	$1,079.4
Other	10,029.4%	9,727.6	8,734.7	8,304.9	9,022.4
Payable in U.S. Dollars (2)	2,642.4%	2,356.8	2,142.7	1,580.3	1,215.2
	13,751.2%	13,163.8	11,956.8	10,964.6	11,317.0
Other Long-term Indebtedness (3)	557.6%	453.4	504.8	439.8	401.3

Total Provincial Funded Debt	14,308.8%	13,617.2	12,461.6	$11,404.4	$11,718.3
Less: Sinking Funds and Public Debt Management Funds (2) (5)	3,445.9%	2,919.8	2,599.4	2,094.8	1,906.8

Net Funded Debt (6)	$10,862.9%	$10,697.4	$9,862.2	$9,309.6	$9,811.5

Per Capita ($) (7)	$11,624.2	$11,422.6	$10,514.5	$9,946.3	$10,493.0
As a Percentage of:
Personal Income (7)	45.7%	43.8%	38.9%	35.1%	35.6%
Gross Domestic Product at Market Prices (7)	40.1%	37.1%	32.9%	29.5%	30.7%

(1)	Debentures held by the Canada Pension Plan Fund are payable 20 to 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(2)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 2003 through 2007, respectively, and reflect currency-swap contracts.

Subsequent to March 31, 2007, the Province executed cross currency swaps to convert all U.S dollar payable debt into debt payable in Canadian dollars

(3)	Other long-term indebtedness includes capital leases, for the Consolidated Fund, in the amounts of $469.0 million, $450.9 million, $433.8 million, $415.6 million and $396.1 million, for the fiscal years ended, 2003, 2004, 2005, 2006 and 2007 respectively.

(4)	There were subsequent borrowings of $20 million and debt retirements of $100.8 million, as of December 14, 2007.

(5)	At March 31, 2007, the Public Debt Management Fund held $129 million that is available to repay or retire debentures of the Province at the discretion of the Governor-in-Council.

(6)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.

(7)	Population at July 1 for the previous calendar year. Personal Income and Gross Domestic Product at Market Prices for the previous calendar year.
     In addition to the debt of the Consolidated Fund, there is a funded debt with other entities that comprise part of the Consolidated Entity. The major entities not included in the Consolidated Fund are Nova Scotia Power Finance Inc and the Housing Development Corporation., and self-supporting entities such as the Halifax Dartmouth Bridge Commission, Highway 104, Nova Scotia Liquor Commission, and the Nova Scotia Gaming Corporation. As at March 31, 2007, total funded debt of the Consolidated Entity was $13,285.3 million.

Derivative Financial Instruments
     The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian or U.S. dollars. Interest rate contracts are used to vary the amounts and period for which interest rates on financial instruments are fixed or floating. The Province uses interest rate swap contracts to convert certain interest payments from fixed to floating. Foreign exchange contracts include forward and swap agreements. Interest rate contracts include swap agreements and options on swaps.
     The Department of Finance credit policy states that it executes derivative transactions only with well-rated counterparties. The minimum credit rating for counterparties to derivative transactions is “A”.
     The Province had the following interest and currency swap contracts outstanding for the fiscal year ended March 31, 2007.

		Notional	Term	Mark to
# of Swaps	Currency	Principal	Remaining	Market *
		($ thousands)	(years)	($ millions)
158	CDN$	1,899,480	42 days to 24	(17.5)
17	US$	2,350,000	5 to 15	(379.2)
2	UK	83,250	4 to 12	7.5
2	Euro	90,000	272 days to 3	6.8

*	Mark to Market is an indication of the swap’s market value as at March 31, 2007. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2007.
     The Province has also executed numerous foreign currency swap contracts/forward agreements to convert foreign denominated debt into Canadian or United States denominated debt. The mark to market of these swap contracts are included in the previous table, and the currency swap contracts are as follows:

	Original	Original	Current	Current
Termination Date	Currency	Principal	Currency	Principal
		(thousands)		(thousands)
SWAPS:
October 31, 2011	UK	23,250	CDN$	56,283
April 18, 2019	UK	60,000	US$	110,040
February 27, 2012	US$	500,000	CDN$	795,000
March 15, 2016	US$	150,000	CDN$	205,725
January 26, 2017	US$	500,000	CDN$	586,500
March 1, 2020	US$	300,000	CDN$	409,200
May 1, 2021	US$	300,000	CDN$	312,002
April 1, 2022	US$	300,000	CDN$	379,517
July 29, 2022	US$	218,376	CDN$	239,711
July 30, 2022	US$	81,624	CDN$	89,599
December 28, 2007	Euro	40,000	CDN$	56,120
February 24, 2010	Euro	50,000	CDN$	72,235

     At March 31, 2007 the Province had entered into 5 forward agreements to convert future interest payments on foreign debt into Canadian dollars as follows:

	Original	Original	Current	Current
Termination Date	Currency	Principal	Currency	Principal
		(thousands)		(thousands)
April 18, 2007 to August 1, 2007	US$	45,794	CDN$	51,371

Debt Maturities and Sinking Funds
     The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2007, from the Consolidated Fund as described in “Government Finance — Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above.
SCHEDULE OF DEBT MATURITIES AND RELATED SINKING FUND BALANCES (1)
FOR THE CONSOLIDATED FUND

			Total Debt in
Period Ending	Debt in	Debt in	Canadian Dollars
March 31	Canadian Dollars	US Dollars	(2)	Sinking Funds(3)
	(in millions)
Sinking Fund General				$699.9

2008	$610.5	$0.0	$610.5	$0.0
2009	293.5	0.0	293.5	0.0
2010	684.7	0.0	684.7	0.0
2011	674.7	0.0	674.7	0.0
2012	1,605.2	0.0	1,605.2	0.0
2013	80.6	0.0	80.6	0.0

2008-2013	3,949.2	0.0	3,949.2	699.9

2014-2018	1,672.3	300.0	2,018.2	281.2
2019-2023	2,193.7	754.0	3,063.1	796.7
2024-2028	736.3	0.0	736.3	0.0
2029-2033	300.0	0.0	300.0	0.0
2034-2038	1,651.5	0.0	1,651.5	0.0
2039-2043	0.0	0.0	0.0	0.0

	$10,503.0	$1,054.0	$11,718.3	$1,777.8

(1)	This includes debt of public schools, courthouses, and certain capital lease obligations.

(2)	Canadian dollar-equivalent at rates of exchange in effect at March 31, 2007 or, if applicable, the rate of exchange in the associated swap.

(3)	In addition to these Sinking Funds, there are funds available for debt retirement in the Public Debt Management Fund that is comprised of $129.0 million in assets at March 31, 2007. During the fiscal year 2006-2007, a $147.2 million contribution was made to Sinking Funds, and total earnings to both the Sinking Fund and Public Debt Management Fund were $121.6 million and redemptions were $449.3 million.
     Until March 31, 2003, the Province provided sinking fund installments for all of its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Notes (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP and MTN issues, have been moved to the “Sinking Fund General”, and are available at the discretion of the Minister of Finance to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. On those issues, annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.
     Sinking fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The un-amortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2007, the un-amortized premium was $67.1 million.

     Annual cash contributions into the sinking fund and Public Debt Management Fund are invested in approved securities. Assets consist primarily of debentures of the provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2007, ranged from 4.60% to 11.0%, for Canadian funds, and from 3.25% to 9.50%, for U.S. funds. Earnings on investments are retained and reinvested in each of the sinking funds and Public Debt Management Fund. Sinking funds for debentures payable in U.S. currency are invested in U.S. dollar denominated investments. For those U.S. dollar issues that have been swapped to Canadian dollars, sinking funds are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at rates of exchange in effect at the date of the financial statements.
     As at March 31, 2007, the Consolidated Fund held financial assets in the sinking funds and Public Debt Management Fund totaling $1,906.8 million. These funds were comprised of $1,394.0 million in Canadian assets and $512.8 million in U.S. assets (USD $444.8 million converted to Canadian dollars at the March 31, 2007 foreign exchange rate). Total market value of both funds was $2,052.7 million at year-end.
     At March 31, 2007, the Province held $1,004.7 million in par value of its own debentures (carrying value of $1,065.3 million) in sinking funds and Public Debt Management Fund as active investments. These were comprised of $373.7 million in Canadian assets and $691.6 million in U.S. dollar assets. Of the $1,906.8 million the Province holds in financial assets for debt retirement, $129.0 million is held in the Public Debt Management Fund, while $1,777.8 million is held in sinking funds and the Sinking Fund General.
     The following table sets forth the sinking funds, by currency, of funded debt of the Province for the Consolidated Fund (as described in “Government Finance — Specific Accounting Policies” above) at March 31, 2007, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above.
PROVINCIAL SINKING FUNDS FOR THE CONSOLIDATED FUND

As at March 31, 2007
(in millions)
For Issues Payable in:
Canadian Dollars	$1,265.0
United States Dollars (1)	512.8

$1,777.8

(1)	Canadian dollar equivalent at the rate of exchange in effect at March 31, 2007.
     Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2007, the Province estimates debt refinancing requirements for the Consolidated Entity during the five fiscal years ending March 31, 2008 to 2012 to be $694.6 million for the fiscal year 2007-08, $368.4 million for the fiscal year 2008-2009, $754.3 million for the fiscal year 2009-2010, $744.9 million for the fiscal year 2010-2011, and $1,675.0 million for the fiscal year 2011-2012.

Current Liabilities
     The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance — Specific Accounting Policies” above) at March 31, 2007, adopting the accounting policies as described in “Government Finance — Specific Accounting Policies” above.
     SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

As at March 31, 2007
(in millions)
Bank Advances and Short-term Borrowings	$790.9
Accounts Payable & Accrued Liabilities	1,317.1
Accrued Interest	200.6

$2,308.6

     Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and short-term advances) for the Consolidated Entity at March 31, 2007 totaled $1,694.6 million.
Guaranteed Debt
     The following table set forth the guaranteed debt of the Consolidated Entity for the fiscal years 2003, 2004, 2005, 2006 and 2007.
      GUARANTEED DEBT FOR CONSOLIDATED ENTITY

	Fiscal years Ended March 31
		Restated	Restated
	2003	2004(1)	2005(1)	2006	2007
	(in millions unless otherwise indicated)
Guaranteed Debt:
Payable in Canadian Dollars	$426.1	$463.5	$415.7	$418.9	$409.6
Payable in U.S. Dollars (2)	0.2	0.2	0.2	0.0	0.0
Total Guaranteed Debt	426.3	463.7	415.9	418.9	409.6

Deduct:
Provision for Guarantee Payout	45.2	43.3	58.8	52.7	69.9

Net Guarantees not Reflected in Statements	$381.1	$414.9	$357.1	$366.2	$339.7

(1)	Restated to correct the official amount guaranteed.

(2)	Amounts payable in U.S. dollars are reflected herein at the Canadian dollar-equivalent at rates of exchange in effect March 31, 2003, 2004 and 2005 respectively.
     The table for guaranteed debt for the Consolidated Entity does not include the $1.1 billion of gross debt, as at March 31, 2007, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased.

Pension Funds
     The Province evaluates its pension funds using two methods. The first method, as prescribed by the CICA, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 7 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.
Public Service Superannuation Fund
     The Minister of Finance is the trustee of the Public Service Superannuation Fund (the “Superannuation Fund”). Employees of the Province and certain of its entities are entitled to receive pension benefits pursuant to the provisions of a plan established under the Public Service Superannuation Act. Employees’ and matching employer contributions are paid into the Superannuation Fund, while pensions, refunds, and transfer values are paid from it.
     The Superannuation Fund, which is not part of the Consolidated Fund, is invested in Federal, provincial, municipal, and corporate securities, and real estate.
     The Auditor General of Nova Scotia audits the financial statements of the Superannuation Fund. The following table sets forth the audited Statement of Continuity of the Superannuation Fund.
     STATEMENT OF CONTINUITY OF THE PUBLIC SERVICE SUPERANNUATION FUND

	Fiscal Year Ended March 31
		Restated(1)
	2003	2004	2005	2006	2007
	(in millions)
Opening Balance	$2,947.0	$2,555.5	$3,035.8	$3,188.8	$3,541.8

Add:
Employee Contributions	36.9	37.4	43.9	47.8	55.1
Employer Contributions	36.9	37.4	43.9	47.8	55.1
Income Earned	16.7	178.7	190.4	314.8	295.2
Increase (Decrease) in Market Value of Investments	(321.5)	413.0	52.8	131.4	75.5
Other	7.1	9.2	2.5	3.6	3.4

	(223.9)	675.7	333.5	545.4	484.3

	2,723.1	3,231.2	3,369.3	3,734.2	4,026.1

Deduct:
Pensions Paid	149.1	155.4	164.1	173.4	183.9
Refunds & Transfers Out(2)	11.4	24.4	8.2	10.5	15.9
Operating Expenses	7.1	7.5	8.2	8.5	9.3
Prior Period Adjustment(1)	0.0	8.1	0.0	0.0	0.0

	167.6	195.4	180.5	192.4	209.1

Closing Balance	$2,555.5	$3,035.8	$3,188.8	$3,541.8	$3,817.0

(1)	Calculations of accrued income for fixed income securities, as originally stated in financial statements for prior years, were found to contain errors relating to real return bonds. These errors were corrected in the fiscal year ended March 31, 2004.

(2)	The financial statements for the Public Service Superannuation Fund now combine refunds of contributions and interest and transfers to other pension plans in one entry. Previous figures in the Statements of Continuity have been restated accordingly.

     The latest actuarial valuation, for funding purposes, of the Superannuation Fund was performed by Mercer Human Resource Consulting as at December 31, 2006. The actuarial valuation projects liabilities for each member on the basis of service earned to date and projected average salaries for the five highest years at the date of retirement (the “projected unit credit actuarial cost method”). The major economic assumption used in the valuation was a real rate of return on investments of 4.25%. Inflation was assumed to be 2.5%, while salary increases were assumed to average 2.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 35% probability that a member would retire upon attainment of age 54 and 80 points (age plus service); otherwise the member was assumed to retire at the earlier of age 60 and 35 years of service (or in one year’s time if the member had already attained either age 60 or 35 years of service). The actuarial valuation indicated that at December 31, 2006, the Superannuation Fund had actuarial liabilities with a present value of $4,212.7 million, assets with a present value of $3,776.4 million, an unfunded liability of $436.4 million, and a funded ratio of 89.6%. The Superannuation Fund’s actuaries have provided an estimated present value for the Superannuation Fund’s actuarial liabilities as at March 31, 2007 of $4,265.1 million. Assets had an actuarial value of $3,817.6 million, resulting in an unfunded liability of $447.5 million and a funded ratio of 89.5%.
     Provincial legislation and regulations provide that certain payments to pensioners are charged to the Consolidated Fund rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $16.7 million and $14.6 million, respectively, for the fiscal year ended March 31, 2007.
     The Public Service Superannuation Act provides that the Province must make payment out of its Consolidated Fund if the Superannuation Fund is insufficient to provide for pension payments as they become due.

Teachers’ Pension Fund
     Until April 1, 2006, the Minister of Finance was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance as trustee.
     Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, and real estate.
     The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was Grant Thornton. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2006.
STATEMENT OF CONTINUITY OF THE TEACHERS’ PENSION FUND

	Fiscal Year Ended December 31
		Restated
	2002	2003(1)	2004	2005	2006
	(in millions)
Opening Balance	$3,598.7	$3,350.7	$3,709.2	$3,900.4	$4,384.4

Add:
Employee Contributions	50.4	53.8	55.3	56.2	59.2
Employer Contributions	50.4	53.8	55.3	56.2	59.2
Income Earned	78.5	143.6	251.4	329.9	366.0
Increase (Decrease) in Market Value of Investments	(231.8)	327.6	76.0	161.4	187.5
Other(3)	21.8	18.7	3.6	148.4	4.0

	(30.7)	597.5	441.6	752.1	675.9

	3,568.0	3,948.2	4,150.8	4,652.5	5,060.3

Deduct:
Pensions Paid	207.2	219.8	238.1	257.1	286.4
Refunds & Transfers Out (2)	2.2	3.3	3.1	1.7	5.0
Operating Expenses	7.9	7.9	9.2	9.3	10.5
Prior Period Adjustments(1)	0.0	8.0	0.0	0.0	0.0

	217.3	239.0	250.4	268.1	301.9

Closing Balance	$3,350.7	$3,709.2	$3,900.4	$4,384.4	$4,758.4

(1)	Calculations of accrued income for fixed income securities, as originally stated in financial statements for prior years, were found to contain errors relating to real return bonds. These errors were corrected, and comparative accrued investment income amounts for the fiscal year ended December 31, 2003 were restated in the financial statements for the fiscal year ended December 31, 2004, the figures shown above are the restated figures.

(2)	The financial statements for the Teachers’ Pension Fund now combine refunds of contributions and interest and transfers to other pension plans in one entry. Previous figures in the Statements of Continuity have been restated accordingly.

(3)	As part of an agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union signed on June 22, 2005 that led to joint trusteeship, the Province made a contribution to the Teachers’ Fund of $142.0 million. This amount represented the actuarial value of indexing that teachers would be relinquishing under the agreement. Indexing for future pensioners will be contingent on the funding level of the pension plan.

     The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Mercer Human Resource Consulting as at December 31, 2006, using the projected unit credit actuarial cost method. The major economic assumption used in the valuation was a real rate of return on investments of 4.25%. Inflation was assumed to be 2.5%, while salary increases were assumed to average 2.5% plus merit/seniority based on attained age. The assumed retirement age was based on a 60% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension; otherwise the member was assumed to retire at the earliest of age 65, 35 years of service, and age 60 with 10 years of service. The actuarial valuation indicated that at December 31, 2006, the Teachers’ Fund had actuarial liabilities with a present value of $4,917.0 million, assets of $4,758.4 million, an unfunded liability of $158.6 million and a funded ratio of 96.8%.
     On June 22, 2005, the Province and the Nova Scotia Teachers’ Union signed an agreement to address the unfunded obligation of the Fund and to provide the framework for joint trusteeship of the Nova Scotia Teachers’ Pension Fund, which became effective on April 1, 2006. As part of the agreement, the Province made a one-time payment of $142.0 million in June 2005 as its contribution to the plan to offset changes to the indexing provisions agreed to by teachers effective April 1, 2005 upon changes to the Teachers’ Pension Act Regulations. The accounting impact on the total accrued benefit obligation was estimated by management to be $230.3 million; however, the precise amount will be impacted over time by a number of factors that will affect the calculation, including, but not limited to, the rate of inflation, the funded status of the plan, the percentage of members who opted for the new rules, the return on plan assets and the number of teachers who retired prior to August 1, 2006.
     Under the joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Province effective April 1, 2006, out of its Consolidated Fund, is responsible for 50% of the payment if the Teachers’ Fund is insufficient to provide for pension payments as they become due.
Sydney Steel Corporation Superannuation Fund
     The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective March 1, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.
Three pension plans are covered by the Fund.
•	United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•	Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•	Canadian Union of Public Employees Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.
     The Auditor General of Nova Scotia audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.
     The following table sets forth the continuity of the Fund, as audited, for the five fiscal years ended March 31, 2007.

STATEMENT OF CONTINUITY OF THE SYDNEY STEEL CORPORATION SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007
	(in millions)
Opening Balance	$39.0	$16.8	$15.3	$11.5	$8.4

Add:
Employee Contributions	0.0	0.0	0.0	0.0	0.0
Employer Contributions	7.4	19.8	19.5	19.5	16.9
Income Earned	1.4	1.7	1.6	1.6	1.3
Increase (Decrease) in Market Value of Investments	(5.5)	1.6	(1.0)	(0.2)	(1.0)
Other	0.0	0.0	0.0	0.0	0.0

	3.3	23.1	20.1	20.9	17.2

	42.3	39.9	35.4	32.4	25.6

Deduct:
Pensions Paid	25.1	24.3	23.8	23.8	22.6
Refund of Contributions	0.0	0.0	0.0	0.0	0.0
Other	0.4	0.3	0.1	0.2	0.2

	25.5	24.6	23.9	24.0	22.8

Closing Balance	$16.8	$15.3	$11.5	$8.4	$2.8

     As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. The Province has been making the payments for the plans whose assets have been exhausted.
     The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Morneau Sobeco as at December 31, 2005, using the projected unit credit actuarial cost method. The major economic and demographic assumptions used in each valuation included a discount rate of 5.95%, an inflation rate of 2.75% (applicable to the Salaried Pension Plan only) and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations indicated that as at December 31, 2005, the United Steelworkers of America Pension Plan had actuarial liabilities with a present value of $166.2 million, assets of $1.5 million, an unfunded liability of $164.7 million, and a funded ratio of 0.9%. The Salaried Pension Plan had actuarial liabilities with a present value of $53.7 million, assets of $7.6 million, an unfunded liability of $46.1 million, and a funded ratio of 14.2%. The Canadian Union of Public Employees Pension Plan had actuarial liabilities with a present value of $2.5 million, assets of $30,900, an unfunded liability of $2.4 million, and a funded ratio of 1.3%.
     As at March 31, 2007, combined net assets available for benefits for the three plans had a market value of $2.8 million, while actuarial liabilities for the three plans totaled $216.2 million. The combined unfunded liability was $213.4 million, while the combined funded ratio was 1.3%. This deficiency was previously recognized by the Province in its accounts. The major economic assumptions used in determining the actuarial liabilities as at March 31, 2007 included a discount rate of 5.7% and an inflation rate of 2.5%.

PUBLIC SECTOR FUNDED DEBT
Public Sector Funded Debt
     The debt burden, for which the public sector of the Province is responsible, consists of the funded debt and guaranteed debt of the Province, and the underlying debt of municipalities and Crown agencies that has not been funded or guaranteed by the Province of Nova Scotia.
     The following table sets forth the public sector funded debt for the Consolidated Fund (as described in “Government Finance — Specific Accounting Policies” above) as well as the Guaranteed Debt of Governmental Units for the five fiscal years ended March 31, 2003 through to March 31, 2007.
PUBLIC SECTOR FUNDED DEBT (1)

			Restated	Restated
	2003	2004	2005	2006	2007
	(in millions unless otherwise indicated)
Total Provincial Funded Debt (2)	$14,308.8	$13,617.2	$12,461.6	$11,404.4	$11,718.3

Guaranteed Debt of the Province(3)
Industrial Development and Other	227.6	286.5	251.1	262.1	260.4
Mortgages	198.7	177.2	164.8	156.8	149.2

Total Guaranteed Debt	426.3	463.7	415.9	418.9	409.6

Underlying Debt (4)
Housing	16.1	12.5	14.1	6.0	7.6
Municipal (5)	0.2	0.2	0.1	0.1	0.0
Other	0.3	0.0	0.0	12.1	15.0

Total Underlying Debt	16.6	12.7	14.2	18.2	22.6

Total Public Sector Funded Debt	14,751.7	14,093.6	12,891.7	11,841.5	12,150.5

Deduct Sinking Funds and Debt Retirement Fund	3,445.9	2,919.8	2,599.4	2,094.8	1,906.8

Net Public Sector Funded Debt	$11,305.8	$11,173.8	$10,292.3	$9,746.7	$10,243.7

Per Capita ($) (6)	$12,098.1	$11,931.3	$10,973.1	$10,413.3	$10,955.2
As a Percentage of:
Personal Income (6)	47.6%	45.7%	40.6%	36.8%	37.2%
Gross Domestic Product at Market Prices (6)	41.7%	38.7%	34.3%	30.9%	32.0%

(1)	Amounts are payable in foreign currencies, and related sinking funds invested in securities denominated in foreign currencies are reflected at the Canadian dollar-equivalent at rates of exchange in effect at March 31, in each of the years from 2003 to 2007, respectively, and reflects currency swap contracts. Does not include debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the Consolidated Fund”, for more detailed information on this figure.

(3)	The Province guarantees certain debt of the Student Loan program and industrial development agencies, and mortgages of the Housing Development Corporation.

(4)	Underlying debt does not include debt of Nova Scotia Housing Development Corporation ($312.7 million at March 31, 2007), a Provincial Crown Corporation established by an Act of the House of Assembly, which debt is secured by mortgages issued to the Corporation.

(5)	See “Nova Scotia Municipal Finance Corporation” under “Certain Crown Corporation and Agencies”.

(6)	Population as of July 1 of the preceding calendar year Personal income and gross domestic product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES
     Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance — Loans and Investments”, and “Provincial Debt — Guaranteed Debt”. As stated in “Government Finance — Specific Accounting Policies” above, the Province prepared consolidated financial statements beginning with the fiscal year ended March 31, 1999, whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit). The more significant of the Province’s corporations and agencies are discussed below.
Sydney Steel Corporation
     Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental clean up, and conduct development activities for future land use.
     The Province’s Statement of Operations for the year ended March 31, 2000, included an Unusual Item for the sale of Sysco in the amount of $475.3 million. Included in this amount were $96.8 million for pensions and severance costs, $250 million for environmental remediation at Sysco, $68.5 million for environmental costs at the Sydney Tar Ponds, $14 million for Sysco losses to October 31, 2000, and $46 million for expected loss on sale of assets. As at March 31, 2000, the Province assumed the outstanding debt of Sysco in an amount of $154.7 million.
     During the period 2001-2006, the Province provided contributions of $58.8 million to the Corporation to fund certain closure, demolition and remediation expenditures. It was determined that the Corporation did not require these direct contributions due to better than expected recoveries on asset and scrap sales since the closure. The Province directed the Corporation to return these contributions to the Sysco Decommissioning Fund.
     Sysco has become dormant, with ongoing operations contracted to two new agencies named Nova Scotia Lands and Harbourside Commercial Park. Sysco will continue to exist to address residual issues arising from historic operations (See — Litigation).
Sydney Tar Ponds Agency
     The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies have generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. As noted under Sydney Steel Corporation, the Province recorded liabilities totaling $318.5 million in 2000, and in 2006-2007 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2007, $276.3 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for future decommissioning, demolition and remediation of Sysco’s and adjacent sites, including the Sydney Tar Ponds site. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.
     The Province of Nova Scotia and the Federal Government entered into a memorandum of understanding on May 14, 2004 respecting further cost sharing this project. The agreement between the Federal Government and the Province of Nova Scotia is expected to ensure the diligent and cost-effective management of the remediation project. The sites are expected be cleaned up on a cost-shared basis over eight years for a total of $400 million, with the Federal Government contributing $280 million and the Province, the lesser of 40% of the actual cost incurred or $120 million.
     In July 2006, the Joint Environmental Review Panel, an independent review panel established by the Federal Government, released recommendations regarding the process of remediation of the Sydney Tar Ponds and Coke Ovens Sites Remediation Project. The report contained numerous recommendations regarding refinements to the clean-up plan and on-going monitoring. The Federal Government and Province of Nova Scotia have approved a modified plan to clean up the Tar Ponds and Coke Ovens in response to the 55 recommendations of the Joint Environmental Review Panel.
     The proposed project is expected to treat contaminated Tar Ponds sediments in place with a process known as solidification and stabilization, which involves mixing the sediments with hardening agents like cement powder. Then the sites will be contained and capped within an engineered containment system, followed by site development and long-term monitoring and maintenance. The cleanup will not include incineration.
Nova Scotia Resources Limited
     Nova Scotia Resources Limited (“NSRL”), formerly a corporation owned by the Province, was established to invest in and manage the Province’s participation in petroleum, energy, and mineral projects. The Province has engaged in transactions since 1999 to liquidate the assets of NSRL. The total proceeds from the sale of NSRL assets amounted to $408 million. The Province recorded gains on the sale of NSRL assets of $1.3 million in fiscal year 2002-2003, and $8.7 million in fiscal year 2003-2004. There were larger gains in earlier fiscal years.
     The Province, though NSRL, had a 50% working interest in the Deep Panuke project area that was sold to the other 50% holder, PanCanadian Petroleum Limited (now EnCana Corporation), in October 1999, in exchange for a two per cent gross overriding royalty on the Province’s interest, which translates into one per cent of all Deep Panuke petroleum revenues. The gross overriding royalty was transferred in the summer of 2001 to 3052155 Nova Scotia Limited, a wholly owned Provincial Crown Corporation.
     The Crown Corporation 3052155 Nova Scotia Limited has assumed the Promissory Note, originally issued by NSRL, with the Canada-Nova Scotia Offshore Petroleum Board in the amount of $2.5 million as evidence of financial responsibility with respect to its abandonment obligations related to the Cohasset-Panuke project. The Province has provided a guarantee on this note, which was in place as at March 31, 2007.
Nova Scotia Municipal Finance Corporation
     Nova Scotia Municipal Finance Corporation (“MFC”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1979, acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal Government, the Province, another municipality, or their agencies.
     The following table sets forth the revenues, expenditures and income for MFC for the five fiscal years ended March 31, 2003 through March 31, 2007.
SUMMARY OF NET REVENUE FOR MUNICIPAL FINANCE CORPORATION

	2003	2004	2005	2006	2007
	(in millions)
Total Revenues	$31.5	$30.8	$33.1	$33.8	$34.0
Total Expenditures	31.4	30.8	32.9	33.6	33.8
Net Revenue	$0.1	$0.0	$0.2	$0.2	$0.2
Nova Scotia Power Finance Corporation
     On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor NSP Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI has agreed to indemnify NSP Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

     In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provides for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal Government and Federal U.S. Treasury bonds, coupons or residuals.

FOREIGN EXCHANGE
     Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.
     Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2003 through 2007.

					2007
Spot Rates	2003	2004	2005	2006	(to Dec. 11)

High	1.5672	1.3957	1.2696	1.1794	1.1853
Low	1.2943	1.1759	1.1518	1.0948	0.9170
Close	1.2965	1.2020	1.1163	1.1654	1.0787
Average Noon	1.4015	1.3015	1.2116	1.1341	1.0785
Source: Bank of Canada
     On December 11, 2007 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, was $1.0144.
     Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

			US (noon)	Pound	Japanese
Closing Rate	at March 31	Euro	Dollar	Sterling	Yen
	2003	1.6018	1.4693	2.3203	0.012445
	2004	1.6109	1.3105	2.4116	0.012577
	2005	1.5689	1.2096	2.2848	0.011283
	2006	1.4169	1.1671	2.0299	0.009933
	2007	1.5418	1.1529	2.2697	0.009806

OFFICIAL STATEMENTS
     The Minister of Finance or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2007

Sinking Fund General	$699,918,782

Canada Pension Plan Fund (A)

			Amount
	Date	Maturity	Outstanding			Canadian	Sinking Funds
Series	Of Issue	Date	(in thousands)		Rate	Dollars	(C)
C29	01-May-88	01-Mar-08	$81,516,000	CAD	9.770	$81,516,000
C30	01-Jun-89	01-Dec-08	78,450,000	CAD	10.080	78,450,000
C31	01-Jun-90	01-Mar-10	85,218,000	CAD	9.900	85,218,000
C32	01-May-91	01-Aug-10	46,648,000	CAD	10.580	46,648,000
C34	01-May-92	02-Jul-11	78,408,000	CAD	9.920	78,408,000
C35	03-May-93	02-Jul-12	55,808,000	CAD	9.370	55,808,000
C36	01-Mar-99	01-Mar-19	27,102,000	CAD	5.870	27,102,000
C37	03-Mar-00	03-Mar-20	73,922,000	CAD	6.610	73,922,000
C38	02-Mar-01	02-Mar-21	78,277,000	CAD	6.400	78,277,000
C39	01-Mar-02	01-Mar-22	96,251,000	CAD	6.400	96,251,000
C40(E)	01-Mar-04	01-Mar-24	90,597,000	CAD	5.390	90,597,000
C41	02-Jan-05	02-Jan-25	85,762,000	CAD	5.270	85,762,000
C42	03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000
C43	02-Mar-07	03-Mar-37	109,641,000	CAD	4.570	109,641,000

			$1,079,352,000			$1,079,352,000	$0

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2007
Medium-Term Promissory Notes

	Date	Maturity	Amount			Canadian	Sinking Funds
Series	Of Issue	Date	Outstanding		Rate	Dollars	(C)
P21	30-Oct-97	14-Mar-14	$44,000,000	CAD	9.000	$44,000,000
P35(E)	21-May-99	21-May-08	25,000,000	CAD	5.580	25,000,000
P49	16-Apr-01	16-Apr-08	40,000,000	CAD	Floating	40,000,000
P73	21-Feb-03	21-Feb-08	50,000,000	CAD	Floating	50,000,000
P74	25-Feb-03	03-Apr-07	100,000,000	CAD	Floating	100,000,000
P75	16-Apr-03	16-Apr-08	125,000,000	CAD	Floating	125,000,000
P77(E) (H)	14-Jul-03	14-Jul-15	35,000,000	CAD	Step-Up	35,000,000
P78(E)	02-Sep-03	01-Jun-17	50,000,000	CAD	5.460	50,000,000
P102	26-Apr-06	01-Jun-13	100,000,000	CAD	4.500	100,000,000
P103	24-Oct-06	24-Oct-21	200,000,000	CAD	4.450	200,000,000

			$769,000,000.00			$769,000,000.00	$0.0

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2007
Payable in Canadian Dollars

							Sinking Funds in
	Date	Maturity	Amount			Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(C)
7T(B)	07-Sep-78	07-Sep-08	1,600,000	CAD	9.750	$1,600,000
9K	30-Jan-92	30-Jan-22	200,000,000	CAD	9.600	200,000,000	55,364,169
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
A4	20-Jan-99	01-Jun-09	250,000,000	CAD	5.400	250,000,000
A4	05-Mar--99	01-Jun-09	250,000,000	CAD	5.400	250,000,000
A8	01-Nov-00	01-Sep-10	300,000,000	CAD	6.400	300,000,000
A8	26-Jun-00	01-Sep-10	300,000,000	CAD	6.400	300,000,000
B1	14-May-01	01-Jun-11	350,000,000	CAD	6.250	350,000,000
B1	12-Oct-01	01-Jun-11	300,000,000	CAD	6.250	300,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B3	21-May-02	20-Dec-07	100,000,000	CAD	5.250	100,000,000
B3	22-Feb-02	20-Dec-07	200,000,000	CAD	5.250	200,000,000
B5	01-Dec-03	01-Jun-33	200,000,000	CAD	5.800	200,000,000
B5	30-Jan-04	01-Jun-33	200,000,000	CAD	5.800	200,000,000
B5	12-Sep-03	01-Jun-33	200,000,000	CAD	5.800	200,000,000
B6	14-Jan-05	14-Jan-15	200,000,000	CAD	4.700	200,000,000
B7	30-Jun-05	01-Jun-35	150,000,000	CAD	4.900	150,000,000
B7	03-Jun-05	01-Jun-35	200,000,000	CAD	4.900	200,000,000
B8	25-Jan-06	01-Jun-37	300,000,000	CAD	4.500	300,000,000
B8	10-Nov-06	01-Jun-37	200,000,000	CAD	4.500	200,000,000
B9	18-Aug-06	18-Aug-16	300,000,000	CAD	4.600	300,000,000

Total Payable in Canadian dollars			$5,051,600,000			$5,051,600,000	$55,364,169

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2007
Payable in Pound Sterling

						Equivalent	Sinking Funds in
	Date	Maturity	Amount			in Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(C)
8C(F)	31-Oct-81	31-Oct-11	23,250,000	GBP	16.75	56,283,147
8P(E)(F)(I)	18-Apr-84	18-Apr-19	60,000,000	GBP	11.75	126,865,116

			83,250,000			183,148,263

Adjustments relating to swap agreements			(83,250,000)			(183,148,263)

Total Payable in Pound Sterling			0			0	0

Payable in Euro

						Equivalent	Sinking Funds in
	Date	Maturity	Amount			in Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(C)
P44(F)	24-Feb-00	24-Feb-10	50,000,000	EUR	5.20	72,235,000
P56(E)(F)	28-Dec-01	28-Dec-07	40,000,000	EUR	Floating	56,120,000

			90,000,000			128,355,000

Adjustments relating to swap agreements			(90,000,000)			(128,355,000)

Total Payable in Euro			0			0	0

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2007
Payable in United States Dollars(1)

						Equivalent	Sinking Funds in
	Date	Maturity	Amount			in Canadian	Canadian Dollars
Series	Of Issue	Date	Outstanding		Rate	Dollars	(C)
Hedged
8V(F)	15-Mar-86	15-Mar-16	150,000,000	USD	8.875	205,725,000	108,801,673
9E(F)	01-Mar-90	01-Mar-20	300,000,000	USD	9.250	409,200,000	140,086,812
9J(F)	01-May-91	01-May-21	300,000,000	USD	9.125	312,002,107	89,120,545
9L(F)	01-Apr-92	01-Apr-22	300,000,000	USD	8.750	379,516,788	87,641,799
9M(F)	30-Jul-92	30-Jul-22	300,000,000	USD	8.250	329,310,000	84,103,190
B4(E)(F)	26-Feb-02	27-Feb-12	500,000,000	USD	5.75	795,000,000
D1(E)(F)	26-Jan-07	26-Jan-17	500,000,000	USD	5.125	586,500,000

			2,350,000,000			3,017,253,895
Adjustments relating to swap agreements			(2,350,000,000)			(3,017,253,895)

Unhedged
9B(E)	01-Feb-89	01-Feb-19	200,000,000	USD	9.500	230,580,000	81,233,005
9C	01-Jul-89	01-Jul-19	200,000,000	USD	8.875	230,580,000	76,266,058
9D	15-Nov-89	15-Nov-19	244,000,000	USD	8.250	281,307,600	176,091,616
9J(F)	01-May-91	01-May-21	0	USD	9.125	0	165,789
9L(F)	01-Apr-92	01-Apr-22	0	USD	8.750	0	6,636,612
9N	27-Jul-93	27-Jul-13	300,000,000	USD	7.250	345,870,000	172,381,269

Total USD:			$944,000,000			$1,088,337,600	$1,022,528,368

LONG TERM TOTAL						$11,317,046,758	$1,777,811,320

(1)	Subsequent to March 31, 2007, the Province executed cross currency swaps to convert all U.S dollar payable debt into debt payable in Canadian dollars.

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2007
Short Term Promissory Notes

	Date	Maturity	Amount			Canadian	Sinking Funds
Series	Of Issue	Date	Outstanding		Rate	Dollars	(C)
P85(E) (G)	19-Feb-07	19-Aug-07	20,000,000	CAD	Step-Up	$20,000,000
P86(E) (G)	01-Oct-07	01-Apr-07	35,000,000	CAD	Step-Up	35,000,000
P87(E) (G)	08-Oct-06	08-Apr-07	55,000,000	CAD	Step-Up	55,000,000
P90(E) (G)	10-Feb-07	10-Aug-07	30,000,000	CAD	Step-Up	30,000,000
P91(E) (G)	01-Feb-07	01-Aug-07	20,000,000	CAD	Step-Up	20,000,000
P92(E) (G)	17-Feb-07	17-Aug-07	50,000,000	CAD	Step-Up	50,000,000
P93(E) (G)	25-Nov-06	25-May-07	35,000,000	CAD	Step-Up	35,000,000
P94(E) (G)	02-Dec-06	02-Jun-07	25,000,000	CAD	Step-Up	25,000,000
P95(E) (G)	22-Dec-06	22-Jun-07	30,000,000	CAD	Step-Up	30,000,000
P96(E) (G)	22-Nov-06	22-May-07	30,000,000	CAD	Step-Up	30,000,000
P97(E) (G)	22-Nov-06	22-May-07	25,000,000	CAD	Step-Up	25,000,000
P98(E) (G)	22-Dec-06	22-Jun-07	25,000,000	CAD	Step-Up	25,000,000
P99(E) (G)	28-Feb-07	28-Aug-07	20,000,000	CAD	Step-Up	20,000,000
P100(E) (G)	01-Nov-06	01-May-07	20,000,000	CAD	Step-Up	20,000,000
P101(E) (G)	21-Dec-06	01-Jun-07	15,000,000	CAD	Step-Up	15,000,000

			$435,000,000			$435,000,000	$0

SHORT TERM TOTAL						435,000,000	0

GRAND TOTAL						$11,752,046,756	$1,777,811,320

(A)	Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective dated of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.

(B)	Debenture issues to be retired through annual principal payments.

(C)	For designated sinking funds, payments normally commence on the first anniversary date of the issue of the debenture and are designed to retire the debt over the term of the issue. Sinking Fund investments consist primarily of debentures of the Province of Nova Scotia, other provincial governments and the Government of Canada.

(D)	Debentures payable in US currency, totaling US $1,054,040,000 are reflected at the rate of exchange in effect at March 31, 2007.

(E)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating for the fiscal year ended March 31, 2007.

(F)	The Province has executed currency swap contracts to convert foreign denominated debt into Canadian or United States denominated debt.

(G)	Consists of numerous short-term promissory notes totaling $435 million, extendible in whole but not in part, on the initial extendible date and on each extendible date thereafter, on 15 days notice, at the option of the Province.

(H)	Consists of one $35 million in mid-term promissory notes, redeemable in whole but not in part, on the initial redemption date and, on each redemption date thereafter, on 15 days notice, at the option of the Province.

(I)	The Province has executed a currency swap contract to convert 8P from 60,000,000 Pound Sterling to 110,040,000 US dollars and then instituted another swap to convert 110,040,000 US dollars to 114, 386, 580 Canadian dollars.